EXHIBIT 99.119

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States of America (the “United States” or “U.S.”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the U.S. Securities Act) (“U.S. Persons”) unless exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the applicable state of the United States are available. This short form prospectus does not constitute an offer to sell or a solicitation or an offer to buy any of the securities offered hereby within the United States or to, or for the benefit of, U.S. Persons. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of High Tide Inc., at Unit 112, 11127 - 15 Street N.E. Calgary, Alberta T3K 2M4, Telephone: 1-403-703-4272, E-mail ir@hightideinc.com, and are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	February 5, 2021

High Tide Inc.

$20,000,000
41,666,666 Units

$0.48 per Unit

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This preliminary short form prospectus (the “Prospectus”) qualifies the distribution of 41,666,666 units (the “Units”) of High Tide Inc. (the “Corporation” or “High Tide”) at a price of $0.48 per Unit (the “Offering Price”) for aggregate gross proceeds of approximately $20,000,000 (the “Offering”). Each Unit consists of one common share in the capital of the Corporation (a “Unit Share”) and one half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances in accordance with the terms of the Warrant Indenture (as defined hereinafter), one common share in the capital of the Corporation (a “Warrant Share”) at an exercise price of $0.58 until the date that is 36 months following the Closing Date (as defined hereinafter). The Warrants will be governed by a warrant indenture (the “Warrant Indenture”) to be entered into on or before the Closing Date between the Corporation and Capital Transfer Agency, ULC (the “Warrant Agent”), as warrant agent. See “Description of Securities Being Distributed”.

The Offering is being undertaken pursuant to the terms of an underwriting agreement expected to be entered into on or before the Closing Date (the “Underwriting Agreement”), between the Corporation and ATB Capital Markets Inc. (“ATB”) and Echelon Wealth Partners Inc. (“Echelon”) as co-lead underwriters and joint bookrunners (the “Co-Lead Underwriters”), together with Beacon Securities Limited, and Desjardins Securities Inc. (collectively with the Co-Lead Underwriters, the “Underwriters”). The Underwriting Agreement will, upon execution, replace and supersede the amended and restated engagement agreement dated February 2, 2021, entered into by and between the Corporation, ATB, and Echelon (the “Bought Deal Engagement Agreement”). The terms of the Offering, including the Offering Price, were determined by arm’s length negotiation between the Corporation and the Co-Lead Underwriters. See “Plan of Distribution”.

The common shares in the capital of the Corporation (the “Common Shares”) are currently listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “HITI”, on the Frankfurt Stock Exchange (the “FSE”) under the symbol “2LY”, and on the OTCQB Venture Market (the “OTC”) under the symbol “HITIF”. The closing price of the Common Shares on the TSXV, the OTC, and the FSE on February 1, 2021, the date of the announcement of the Offering, was, at the end of the trading day but prior to the announcement of the Offering, $0.55, US$0.4358, and €0.38 per Common Share, respectively. On February 4, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV, the OTC, and the FSE was $0.60, US$0.4627, and €0.388, respectively. The Corporation has submitted an application to list (i) the Unit Shares, (ii) the Warrant Shares, (iii) the Additional Shares (as hereinafter defined), (iv) the Common Shares issuable on the exercise of the Additional Warrants (as hereinafter defined), the Broker Warrants (as hereinafter defined), and the Warrants comprising the Broker Warrant Units (as defined hereinafter), and (v) the Warrants (including the Warrants underlying the Broker Warrant Units) on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.

	Price to the Public(1)	Underwriters’ Fee(2)(4)	Net Proceeds to the Corporation(3)

Per Unit	$0.48	$0.0288	$0.4512

Total	$20,000,000	$1,200,000	$18,800,000

Notes:

(1)	The Offering Price was determined by arm’s length negotiation between the Corporation and the Co-Lead Underwriters with reference to the prevailing market price of the Common Shares.
(2)	The Corporation has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 6.0% of the gross proceeds of the Offering, including any gross proceeds raised on the exercise of the Over-Allotment Option (a defined hereinafter). The Underwriters’ Fee shall be reduced to 3.0% in respect of sales to purchasers on an agreed upon president’s list (the “President’s List”) up to $3,000,000. As additional compensation, the Corporation has agreed to issue to the Underwriters such number of non-transferable broker warrants (the “Broker Warrants”) to purchase such number of Units as is equal to 6.0% of the aggregate number of Units sold under the Offering (including any Additional Units (as defined hereinafter)). The number of Broker Warrants shall be reduced to 3.0% in respect of sales to purchasers on the President’s List. Each Broker Warrant entitles the holder thereof to purchase one Unit (each, a “Broker Warrant Unit”) at an exercise price equal to the Offering Price at any time on or before the date that is 36 months after the Closing Date. The Broker Warrant Units will have the same terms as the Units. This Prospectus also qualifies the distribution of the Broker Warrants to the Underwriters. The figures presented in the table above assume that no Units are sold to purchasers on the President’s List. See “Plan of Distribution”.
(3)	After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering (estimated to be approximately $350,000), which together with the Underwriters’ Fee, will be paid from the gross proceeds of the Offering, with the net proceeds to the Corporation expected to be $18,800,000 (prior to giving effect to the exercise of the Over-Allotment Option).

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(4)	The Corporation has granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, from time to time, for a period of 30 days from and including the Closing Date (the “Over-Allotment Deadline”), to purchase up to an additional 6,249,999 Units (the “Additional Units”) at the Offering Price per Additional Unit to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters to acquire: (i) up to 6,249,999 Additional Units at the Offering Price, (ii) up to 6,249,999 additional Unit Shares (the “Additional Shares”), at a price to be agreed to by the Corporation and the Co-Lead Underwriters, (iii) up to 3,124,999 additional Warrants (the “Additional Warrants”), at a price to be agreed to by the Corporation and the Co-Lead Underwriters, or (iv) any combination of the Additional Units, the Additional Shares, and the Additional Warrants, provided that (A) the aggregate number of Additional Units does not exceed 6,249,999, (B) the aggregate number of Additional Shares does not exceed to 6,249,999, and (C) the aggregate number of Additional Warrants does not exceed 3,124,999. The Additional Warrants will have the same terms as the Warrants. The Over-Allotment Option is exercisable by the Underwriters giving notice to the Corporation prior to the Over-Allotment Deadline, which notice shall specify the number of Additional Units, Additional Shares and/or Additional Warrants to be purchased. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Corporation”, before deducting the expenses of the Offering, will be $22,999,999, $1,380,000, and $21,619,999, respectively. This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Additional Units, Additional Shares and Additional Warrants issuable upon exercise of the Over-Allotment Option. A purchaser who acquires securities (including, but not limited to the Additional Units, Additional Shares and Additional Warrants) forming part of the Underwriters’ over-allocation position acquires such securities under the Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets forth the maximum number of securities that may be issued by the Corporation pursuant to the exercise of the Over-Allotment Option and the Broker Warrants:

Underwriters’ Position	Maximum Number of Securities Available	Exercise Period	Exercise Price

Over-Allotment Option(1)	6,249,999 Additional Units 6,249,999 Additional Shares 3,124,999 Additional Warrants	For a period of 30 days from and including the Closing Date	$0.48 per Additional Unit $0.44 per Additional Share $0.08 per Additional Warrant

Broker Warrants(2)	2,874,999 Broker Warrants(3)	For a period of 36 months from the Closing Date	$0.48 per Broker Warrant Unit

Notes:

(1)	This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Additional Units, Additional Shares and Additional Warrants issuable upon exercise of the Over-Allotment Option. See “Plan of Distribution”.
(2)	This Prospectus qualifies the distribution of the Broker Warrants. See “Plan of Distribution”.
(3)	Assumes (i) the exercise in full of the Over-Allotment Option, and (ii) that there were no sale of Units to purchasers on the President’s List.

Unless the context otherwise requires, when used herein, all references to the “Offering” include the exercise of the Over-Allotment Option, all references to “Units” include the Additional Units issuable upon exercise of the Over-Allotment Option, all references to “Unit Shares” include the Additional Shares issuable upon exercise of the Over-Allotment Option, all references to “Warrants” include the Additional Warrants issuable upon exercise of the Over-Allotment Option, and all references to “Warrant Shares” include the Common Shares issuable upon exercise of the Additional Warrants, all references to “Broker Warrants” include the Broker Warrants issuable upon exercise of the Over-Allotment Option, and all references to “Broker Warrant Units” include the Broker Warrant Units issuable upon exercise of the Broker Warrants issuable in connection with the exercise of the Over-Allotment Option.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Corporation and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Bought Deal Engagement Agreement, as may be replaced and superseded by the Underwriting Agreement, (see “Plan of Distribution”), and subject to the approval of certain legal matters on behalf of the Corporation by Garfinkle Biderman LLP and on behalf of the Underwriters by Stikeman Elliott LLP. In connection with the Offering, and subject to applicable laws, the Underwriter may over-allocate or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may offer the Units at a lower price than stated above. See “Plan of Distribution”.

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Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without prior notice. Closing of the Offering is expected to take place on February 23, 2021 or such other date as may be agreed upon by the Corporation and the Underwriters, but in any event not later than 42 days after the date of the receipt for the (final) short form prospectus (the “Closing Date”).

It is anticipated that the Units will be delivered under the book-based system through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited in electronic form. A purchaser of the Units will receive only a customer confirmation from the registered dealer from or through which such Units are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold such Units on behalf of owners who have purchased such Units in accordance with the book-based system. No certificates will be issued unless specifically requested or required. Notwithstanding the foregoing, all Units, Unit Shares and Warrants offered and sold in the United States or to or for the account or benefit of U.S. Persons who are “accredited investors” (as such term is defined in Rule 501(a) of Regulation D promulgated under the U.S. Securities Act) (the “U.S. Accredited Investors”), and who are not “qualified institutional buyers” as such term is defined in Rule 144A under the U.S. Securities Act (“Qualified Institutional Buyers”) will be issued in certificated, individually registered form. See “Plan of Distribution”.

The Underwriters propose to offer the Units initially at the Offering Price specified above. After the Underwriters have made a reasonable effort to sell all of the Units at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Units remaining unsold. Any such reduction will not affect the proceeds received by the Corporation. See “Plan of Distribution”.

INVESTING IN THE UNITS IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK AND SHOULD ONLY BE MADE BY PERSONS WHO CAN AFFORD THE TOTAL LOSS OF THEIR INVESTMENT. A PROSPECTIVE PURCHASER SHOULD THEREFORE REVIEW THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IN THEIR ENTIRETY AND CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED UNDER THE SECTION “RISK FACTORS” IN THIS PROSPECTUS AND IN THE 2020 META CIRCULAR (AS DEFINED HEREINAFTER), WHICH IS AVAILABLE UNDER THE CORPORATION’S ISSUER PROFILE ON SEDAR AT WWW.SEDAR.COM, PRIOR TO INVESTING IN THE UNITS. SEE “CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION” AND “RISK FACTORS”. PROSPECTIVE PURCHASERS ARE ADVISED TO CONSULT THEIR OWN LEGAL COUNSEL AND OTHER PROFESSIONAL ADVISERS IN ORDER TO ASSESS INCOME TAX, LEGAL AND OTHER ASPECTS OF THEIR PROPOSED INVESTMENT IN THE UNITS.

PROSPECTIVE PURCHASERS SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THE CORPORATION AND THE UNDERWRITERS HAVE NOT AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE PURCHASERS WITH INFORMATION DIFFERENT FROM THAT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THE UNDERWRITERS ARE OFFERING TO SELL AND SEEKING OFFERS TO BUY THE UNITS ONLY IN JURISDICTIONS WHERE, AND TO PERSONS TO WHOM, SUCH OFFERS AND SALES ARE LAWFULLY PERMITTED. PROSPECTIVE PURCHASERS SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE COVER PAGE OF THIS PROSPECTUS OR THE RESPECTIVE DATES OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. THE CORPORATION’S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE. THE CORPORATION DOES NOT UNDERTAKE TO UPDATE THE INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN, EXCEPT AS REQUIRED BY APPLICABLE CANADIAN SECURITIES LAWS.

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ATB AND ECHELON, THE CO-LEAD UNDERWRITERS, PROVIDED VARIOUS CUSTOMARY FINANCIAL ADVISORY SERVICES AND RESEARCH COVERAGE TO AND FOR THE CORPORATION AND META GROWTH (AS DEFINED HEREINAFTER), RESPECTIVELY, IN CONNECTION WITH THE ARRANGEMENT (AS DEFINED HEREINAFTER). THE SERVICES PROVIDED BY ECHELON TO AND FOR META GROWTH IN CONNECTION WITH THE ARRANGEMENT WERE PROVIDED PRIOR TO META GROWTH BECOMING A WHOLLY-OWNED SUBSIDIARY OF THE CORPORATION. META GROWTH IS A “RELATED ISSUER” OF THE CORPORATION WITHIN THE MEANING OF NATIONAL INSTRUMENT 33-105 - UNDERWRITING CONFLICTS (“NI 33-105”), AND AS A RESULT OF THE FOREGOING RELATIONSHIPS, THE CORPORATION MAY BE CONSIDERED A “CONNECTED ISSUER” OF ATB AND ECHELON WITHIN THE MEANING OF NI 33-105 FOR THE PURPOSES OF APPLICABLE CANADIAN SECURITIES LAWS. SEE “RELATIONSHIP WITH THE UNDERWRITERS” AND “USE OF PROCEEDS”.

THE CORPORATION HAS APPLIED TO THE TSXV TO LIST (I) THE UNIT SHARES, (II) THE WARRANT SHARES, (III) THE ADDITIONAL SHARES, (IV) THE COMMON SHARES ISSUABLE ON THE EXERCISE OF THE ADDITIONAL WARRANTS, THE BROKER WARRANTS, AND THE WARRANTS COMPRISING THE BROKER WARRANT UNITS, AND (V) THE WARRANTS (INCLUDING THE WARRANTS UNDERLYING THE BROKER WARRANT UNITS) ON THE TSXV. LISTING WILL BE SUBJECT TO THE CORPORATION FULFILLING ALL OF THE LISTING REQUIREMENTS OF THE TSXV. THERE IS CURRENTLY NO MARKET THROUGH WHICH THE WARRANTS MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO RESELL THE WARRANTS PURCHASED UNDER THIS PROSPECTUS. THIS MAY AFFECT THE PRICING OF THE WARRANTS IN THE SECONDARY MARKET, THE TRANSPARENCY AND AVAILABILITY OF TRADING PRICES, THE LIQUIDITY OF THE WARRANTS AND THE EXTENT OF ISSUER REGULATION. See “Risk Factors”.

Following the announcement of the Offering, Mr. Rahim Kanji, Mr. Vahan Ajamian, and Mr. Shimmy Posen, the Chief Financial Officer, the Vice President Capital Markets, and the Corporate Secretary of the Corporation, respectively (collectively, the “Participating Insiders”) expressed an intention to participate in the Offering and acquire up to an aggregate of 2,914,167 Units pursuant to the Offering. Each of the Participating Insiders would be purchasers included in the President’s List, and accordingly, the Underwriters’ Fee and the number of Broker Warrants shall be reduced to 3.0% in respect of the sale of Units to such Participating Insiders. The participation of the Participating Insiders in the Offering would constitute a “related party transaction”, as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”), and would require the Corporation to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction. However, the Corporation intends to rely on exemptions from the formal valuation and the minority shareholder approval requirements of MI 61-101, in each case on the basis that the fair market value of the Participating Insiders’ participation in the Offering is not anticipated to exceed 25% of the market capitalization of the Corporation, as determined in accordance with MI 61-101. See “Certain Securities Law Matters” and “Plan of Distribution”.

The Corporation’s head and registered office is located at Unit 112, 11127 - 15 Street N.E. Calgary, Alberta T3K 2M4.

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The Corporation indirectly derives a portion of its revenues from the cannabis industry in certain states, including the states of Illinois, Michigan, California, and Ohio, which industry is illegal under U.S. federal law. As of the date of this Prospectus, the Corporation and its subsidiaries are not directly or indirectly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational or medical cannabis industry in the U.S. However, the Corporation and its subsidiaries may be considered to have ancillary involvement in the U.S. cannabis industry in the following respects: (i) in the U.S. cannabis industry at large, by virtue of (A) the operations of Valiant Distributions Canada Inc. (“Valiant Canada”), which involve the manufacture and distribution of branded smoking accessories and other alternative lifestyle products in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws, and (B) the operations of the Grasscity Entities (as defined hereinafter), which involve the distribution of smoking accessories and cannabis lifestyle products (such as grinders, rolling papers, glass bongs, smoking pipes, oil rigs and bubblers), through Grasscity.com, in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws, and (ii) the U.S. Industrial Hemp (as defined hereinafter) and Industrial Hemp-based cannabidiol (“CBD”) industry, by virtue of the operations of the Grasscity Entities, which involve the distribution of CBD oils and capsules, CBD skin care products, CBD edibles, and CBD smoking accessories such as vaporizers and cartridges, through CBDCity.com, in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws. Approximately 18% of the Corporation’s revenue for the financial year of the Corporation ended October 31, 2019 related to the U.S. cannabis industry.

In the U.S., cannabis is largely regulated at the state level with certain states having authorized the medical and/or adult use of, and activities relating to, cannabis under certain circumscribed circumstances. However, as of the date of this Prospectus, the cultivation, distribution, possession, and use of cannabis is illegal under U.S. federal law pursuant to the Controlled Substance Act of 1970 (United States) (the “U.S. CSA”), subject to limited exceptions in respect of Industrial Hemp under certain circumscribed circumstances. The U.S. CSA classifies cannabis as a Schedule I controlled substance with a high potential for abuse and no currently accepted medical use, which cannot be safely prescribed (the United States Food and Drug Administration has also not approved cannabis as a safe and effective drug for any indication as of the date of this Prospectus). Consequently, a range of activities, including cultivation and the personal use of cannabis, are prohibited by U.S. federal law notwithstanding the existence of state-level laws permitting such activities in respect of medical and/or adult use cannabis at the state-level in the U.S. Such activities, as well as attempting or conspiring to violate the U.S. CSA, or aiding and abetting in a violation of the U.S. CSA, are criminal acts under U.S. federal law.

The supremacy clause in Article VI of the U.S. Constitution (the “Supremacy Clause”) establishes that the U.S. Constitution and federal laws made pursuant to it are paramount, and in case of conflict between federal and state law, the federal law is paramount. In respect of the U.S. cannabis industry, the conflict between U.S. federal law and state-level laws amid the presence of the Supremacy Clause has significant implications for the U.S. cannabis industry at large. In particular, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal laws and seek to prosecute actors involved in activities related to cannabis in the U.S. despite the fact that such activities may be in compliance with applicable state-level laws. Any enforcement of current U.S. federal laws by U.S. federal prosecutors could cause significant financial damage to the Corporation and the shareholders of the Corporation.

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys (the “Sessions Memorandum”) which rescinded previous guidance from the U.S. Department of Justice (“DOJ”) specific to cannabis enforcement in the U.S., including the Cole Memorandum and the 2014 Cole Memorandum (each, as defined hereinafter). With the Cole Memorandum and the 2014 Cole Memorandum rescinded, U.S. federal prosecutors have been given discretion in determining whether to prosecute cannabis related violations of U.S. federal law, subject to budgetary constraints. Mr. Sessions resigned on November 7, 2018, at the request of former U.S. President, Donald Trump. Following Mr. Sessions’ resignation and the brief tenure of Matthew Whitaker as Acting U.S. Attorney General, William Barr was confirmed as the U.S. Attorney General on February 14, 2019. To the knowledge of the Corporation, the DOJ did not take a formal position on the enforcement of U.S. federal laws relating to cannabis under the leadership of Mr. Barr, or his successors, Acting U.S. Attorney Generals, Jeffery A. Rosen and John Demers, and further, has not taken a formal position on federal enforcement of laws relating to cannabis under the leadership of current Acting U.S. Attorney General, Monty Wilkinson. The current U.S. President, Joseph Biden has nominated Merrick Garland to succeed Mr. Wilkinson as the U.S. Attorney General. It is unclear what impact, if any, the new administration will have on U.S. federal government enforcement policy on cannabis.

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There can be no assurance that U.S. state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. Congress (“Congress”) amends the U.S. CSA with respect to medical and/or adult use cannabis (and as to the timing or scope of any such potential amendments, there can be no assurance), there is a risk that U.S. federal prosecutors may enforce current U.S. federal law (even in states where the sale and use of cannabis is currently legal under applicable U.S. state laws), or that existing state laws governing cannabis and cannabis-related activities could be repealed or curtailed. Any such occurrence could have a Material Adverse Effect (as defined hereinafter).

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum and the 2014 Cole Memorandum, discussed above, on February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) setting out the Canadian Securities Administrator’s disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with ancillary involvement in the U.S. cannabis industry. See “U.S. Cannabis-Related Activities Disclosure”

For the foregoing reasons, the nature of the Corporation’s involvement in the U.S. cannabis industry may subject the Corporation and its subsidiaries to heightened scrutiny by regulators, stock exchanges, clearing agencies and other U.S. and Canadian authorities. There can be no assurance that such heightened scrutiny will not, in turn, lead to the imposition of certain restrictions on the ability of the Corporation and its subsidiaries to operate in the U.S. or any other jurisdiction. There are a number of risks associated with the Business. See, “Risk Factors”.

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TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	9
CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION	12
GENERAL MATTERS	12
FINANCIAL INFORMATION AND CURRENCY PRESENTATION	13
MARKET AND INDUSTRY DATA	13
DOCUMENTS INCORPORATED BY REFERENCE	13
MARKETING MATERIALS	16
SUMMARY DESCRIPTION OF THE BUSINESS	16
REGULATORY OVERVIEW	28
U.S. CANNABIS-RELATED ACTIVITIES DISCLOSURE	34
CONSOLIDATED CAPITALIZATION	41
USE OF PROCEEDS	43
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	44
PRIOR SALES	47
TRADING PRICE AND VOLUME	49
PLAN OF DISTRIBUTION	50
ELIGIBILITY FOR INVESTMENT	53
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	53
CERTAIN SECURITIES LAW MATTERS	57
RISK FACTORS	57
LEGAL MATTERS	69
RELATIONSHIP WITH THE UNDERWRITERS	70
PROMOTERS	70
INTEREST OF EXPERTS	70
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	71
CERTIFICATE OF THE CORPORATION	72
CERTIFICATE OF THE UNDERWRITERS	73
CERTIFICATE OF THE PROMOTER	74

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus, and documents incorporated by reference herein, contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws and applicable U.S. securities laws. All statements, other than statements of historical facts, included in this Prospectus that addresses activities, events or developments that the Corporation expects or anticipates will or may occur in the future are forward-looking statements. In certain cases, forward-looking statements can be identified by the words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.

Forward-looking statements in this Prospectus and in documents incorporated by reference herein include, or may include, but are not limited to, statements with respect to:

●	the Offering, including the size of the Offering, the expected use of proceeds therefrom, and the timing of the completion thereof;

●	the Corporation’s business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, the proposed acquisition of Smoke Cartel, Inc. (“Smoke Cartel”);

●	the Corporation’s future growth prospects and intentions to pursue one or more viable business opportunities;

●	the development of the Corporation’s business and future activities following the date of this Prospectus;

●	expectations relating to market size and anticipated growth in the jurisdictions within which the Corporation may from time to time operate or contemplate future operations;

●	expectations with respect to economic, business, regulatory and/or competitive factors related to the Corporation or the cannabis industry generally;

●	the impact of the novel coronavirus disease pandemic (“COVID-19”) on the Corporation’s current and future operations;

●	the market for the Corporation’s current and proposed product offerings, as well as the Corporation’s ability to capture market share;

●	the Corporation’s strategic investments and capital expenditures, and related benefits;

●	the distribution methods expected to be used by the Corporation to deliver its product offerings;

●	the competitive landscape within which the Corporation operates and the Corporation’s market share or reach;

●	the performance of the business, operations, and activities of the Corporation and its subsidiaries (the “Business”);

●	the number of additional cannabis retail store locations the Corporation and/or its subsidiaries proposes to add to the Business;

●	the Corporation’s ability to generate cash flow from operations and from financing activities;

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●	the scheduled hearing by the Court of Queen’s Bench of Alberta with respect to the Application (as defined

●	hereinafter);

●	the Corporation’s intention to pursue a listing of its Common Shares on the Nasdaq Stock Market (the “Nasdaq Exchange”);

●	the Corporation’s ability to obtain, maintain, and renew or extend, applicable Authorizations (as defined hereinafter), including the timing and impact of the receipt thereof; and

●	the realization of cost savings, synergies or benefits from the Corporation’s recent and proposed acquisitions (including, without limitation, the proposed acquisition of Smoke Cartel), and the Corporation’s ability to successfully integrate the operations of any business acquired within the Business.

Forward-looking statements are subject to certain risks and uncertainties. Although management of the Corporation (“Management”) believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward looking statements, as forward looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this Prospectus and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, the assumptions that:

●	current and future members of Management will abide by the business objectives and strategies from time to time established by the Corporation;

●	the Corporation will retain and supplement its board of directors (the “Board”) and Management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Corporation may from time to time participate;

●	the Corporation will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations;

●	the Corporation will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be;

●	no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Corporation conducts business and any other jurisdiction in which the Corporation may conduct business in the future;

●	the Corporation will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products;

●	the Corporation will be able to execute on its business strategy as anticipated ;

●	the Corporation will be able to meet all applicable requirements necessary to obtain and/or maintain its permits and licences;

●	general economic, financial, market, regulatory, and political conditions, including the impact of COVID-19, will not negatively affect the Corporation or its business and operations;

●	the Corporation will be able to successfully compete in the cannabis industry; and

●	cannabis prices will not decline materially.

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By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the Corporation’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Some of the risks that could cause results to differ materially from those expressed in forward-looking statements in this Prospectus and in documents incorporated by reference include:

●	the Corporation’s inability to attract and retain qualified members of Management to grow its business and operations;

●	unanticipated changes in economic and market conditions (including changes resulting from COVID-19) or in applicable laws;

●	the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties;

●	the Corporation’s failure to complete future acquisitions or enter into strategic business relationships;

●	interruptions or shortages in the supply of cannabis from time to time available to support the Corporation’s operations from time to time;

●	unanticipated changes in the cannabis industry in the jurisdictions within which the Corporation may from time to time conduct its business and operations, including he Corporations inability to respond or adapt to such changes;

●	the Corporation’s inability to secure or maintain favourable lease arrangements or the required approvals and permits necessary to conduct its business and operations and meet its targets;

●	the Corporation’s inability to secure desirable retail cannabis store locations on favourable terms; and

●	risks relating to projections of the Corporation’s operations.

Readers are cautioned that the foregoing list of factors are not exhaustive. The Corporation provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements (including those in the documents incorporated herein by reference), and in evaluating forward-looking statements, readers should specifically consider various factors, including the risks outlined under “Risk Factors”, which may cause actual results to differ materially from the results, performance or achievements of the Corporation expressed or implied by any forward-looking statements.

The forward-looking statements contained in this Prospectus are made as of the date of this Prospectus, and except as required by applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

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CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This Prospectus, and documents incorporated by reference herein, may contain future oriented financial information (“FOFI”) within the meaning of applicable Canadian securities laws and applicable U.S. securities laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Corporation’s activities and results, and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” and assumptions with respect to the costs and expenditures to be incurred by the Corporation, capital expenditures and operating costs, taxation rates for the Corporation and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this Prospectus, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Corporation’s products, (ii) the future market demand and trends within the jurisdictions in which the Corporation may from time to time conduct the Business, and (iii) the Corporation’s ongoing inventory levels, and operating cost estimates. The FOFI or financial outlook contained in this Prospectus, and in documents incorporated by reference herein do not purport to present the Corporation’s financial condition in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Corporation and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Corporation and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Factors”, FOFI or financial outlook within this Prospectus, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI or financial outlook contained in this this Prospectus, and in documents incorporated by reference herein. Except as required by applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update such FOFI.

GENERAL MATTERS

In evaluating whether or not to purchase Units pursuant to the Offering, prospective purchasers should rely only on the information contained in this Prospectus (including in the documents incorporated by reference herein), and should not rely on parts of the information contained in this Prospectus or incorporated by reference herein to the exclusion of others. The Corporation and the Underwriters have not authorized anyone to provide prospective purchasers with different or additional information, and accordingly, prospective purchasers should not rely on any additional or different information provided by anyone else. Further, any information contained on, or otherwise accessed through, the Corporation’s website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference, despite any references to such information in this Prospectus or the documents incorporated by reference herein, and prospective purchasers should not rely on such information when deciding whether or not to invest in the Units. Finally, any information on the Underwriters’ websites and any information contained in any other website maintained by the Underwriters or its affiliates has not been approved and/or endorsed by the Corporation or the Underwriters, and such information shall not be deemed to be a part of this Prospectus, is specifically not incorporated by reference herein, and should not be relied upon by prospective purchasers.

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The Corporation and the Underwriters are not making an offer to sell or seeking an offer to purchase the securities offered pursuant to this Prospectus in any jurisdiction where to offer or sale is not permitted. Prospective purchasers should assume that the information contained in this Prospectus is accurate only as of the date of this Prospectus, and that the information contained in any document incorporated by reference herein is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or of any sale of any securities pursuant hereto. Prospective purchasers are cautioned that the business, financial condition, results of operations and prospects of the Corporation may have changed since those dates, and that the Corporation does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.

Information contained in this Prospectus should not be construed as legal, tax or financial advice and readers are urged to consult their own professional advisors in connection therewith.

Unless otherwise specified or the context otherwise requires, in this Prospectus, (i) all references to the “Corporation”, “High Tide”, “we”, “us” and “our” refer to High Tide Inc., (ii) “Material Adverse Effect” means a material adverse effect on the business, the properties, assets, liabilities (including contingent liabilities), results of operations, financial performance, financial condition, or the market and trading price of the securities, of the Corporation and its subsidiaries, taken as a whole, and (iii) “Industrial Hemp” means cannabis and any part of that plant (including the seeds thereof), and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a THC concentration of not more than 0.3% on a dry weight basis.

FINANCIAL INFORMATION AND CURRENCY PRESENTATION

The financial statements of the Corporation incorporated by reference in this Prospectus are reported in Canadian dollars and have been prepared in accordance with IFRS. Unless otherwise specified or the context otherwise requires, all references to “$”and “dollars” refer to Canadian dollars.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus (or in a document incorporated or deemed to be incorporated by reference herein) concerning the industry and the markets in which the Corporation operates, including its general expectations and market position, market opportunities and market share, is, or may be, based on information from independent industry organizations, other third-party sources (including industry publications, surveys and forecasts) and the studies and estimates of Management.

Unless otherwise indicated, the Corporation’s estimates are derived from publicly available information released by independent industry analysts and third-party sources as well as data from the Corporation’s internal research, and include assumptions made by Management which Management believe to be reasonable based on their knowledge of the relevant industry and markets. Such internal research and assumptions have not been verified by any independent source, and the Corporation and Management have not independently verified any third party information. While Management believes the market position, market opportunity and market share information included, or which may be included, in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Corporation’s future performance and the future performance of the industry and markets in which the Corporation operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Cautionary Note Regarding Forward-Looking Information” and the heading “Risk Factors”.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Unit 112, 11127 - 15 Street N.E. Calgary, Alberta T3K 2M4, Telephone 1-403-703-4272, E-mail ir@hightideinc.com, and are also accessible under the Corporation’s issuer profile on SEDAR at www.sedar.com.

The following documents, filed with the various securities commission or similar securities regulatory authorities in Canada are specifically incorporated by reference in, and form an integral part of, this Prospectus:

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(a)	the management information circular of Meta Growth Corp. (“Meta Growth”) dated September 23, 2020 (the “2020 Meta Circular”), prepared in connection with the special meeting of the shareholders of Meta Growth held on October 27, 2020 (the “Meta Special Meeting”) to approve the components of the Arrangement (as defined hereinafter), excluding the following sections, schedules and appendices, as applicable, of the 2020 Meta Circular:

(i)	Appendix “C” – “Fairness Opinion”, being the fairness opinion of Echelon dated as of August 20, 2020 and delivered to the board of directors of Meta Growth;

(ii)	Appendix “F” – “Pro Forma Financial Statements of High Tide”, being the unaudited pro forma financial statements for the Corporation as at and for the period ended July 31, 2020 and for the year ended October 31, 2019, prepared strictly for use in connection with the Meta Special Meeting;

(iii)	Schedule “B” to Appendix “D” - “U.S. Cannabis-Related Activities Disclosure”; and

(iv)	in each case of (i) through to and including (iii) above, any summary information or information derived therefrom in the 2020 Meta Circular;

(b)	the business acquisition report of the Corporation dated January 15, 2021 (the “Meta Growth BAR”), in respect of the Corporation’s acquisition of Meta Growth pursuant to the Arrangement;

(c)	the audited consolidated financial statements of the Corporation for the years ended October 31, 2019 and 2018 and the notes thereto, together with the auditor’s report thereon (the “Audited Financial Statements”);

(d)	the management’s discussion and analysis of the Corporation for the Audited Financial Statements;

(e)	the unaudited condensed interim consolidated financial statements of the Corporation for the three and nine months ended July 31, 2020 and 2019, together with the notes thereto (the “Interim Financial Statements”);

(f)	the management’s discussion and analysis of the Corporation for the Interim Financial Statements;

(g)	the template version of the term sheet for the Offering dated February 1, 2021;

(h)	the amended and restated template version of the term sheet for the Offering dated February 2, 2021;

(i)	the material change report of the Corporation dated February 5, 2021, in respect of the Offering (including the upsizing of the Offering);

(j)	the material change report of the Corporation dated February 5, 2021, in respect of the entering into of the Smoke Cartel Acquisition Agreement (as defined hereinafter);

(k)	the material change report of the Corporation dated February 5, 2021 in respect of the entering into of the OCN Amending Agreement (as defined hereinafter);

(l)	the material change report of the Corporation dated February 5, 2021, in respect of the Corporation’s intention to pursue an additional listing of the Common Shares the Nasdaq Exchange;

(m)	the material change report of the Corporation dated February 5, 2021, in respect of the entering into of a binding asset purchase agreement with Halo Labs Inc.;

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(n)	the material change report of the Corporation dated February 5, 2021, in respect of the conversion of certain unsecured convertible debentures of the Corporation (“Unsecured Debentures”) totaling $7,365,000;

(o)	the material change report of the Corporation dated February 5, 2021, in respect of the entering into of the Windsor Loan Amending Agreement (as defined hereinafter);

(p)	the material change report of the Corporation dated February 5, 2021, in respect of the extension of a $2,000,000 loan facility with an arm’s length third party;

(q)	the material change report of the Corporation dated December 18, 2020, in respect of the appointment of Omar Khan as Senior Vice President of the Corporation;

(r)	the material change report of the Corporation dated December 10, 2020, in respect of the settlement of certain debts of the Corporation, in the aggregate amount of $1,220,331;

(s)	the material change report of the Corporation dated November 25, 2020, in respect of the completion of the Arrangement;

(t)	the material change report of the Corporation dated September 9, 2020, in respect of the entering into of the Amended Halo Labs APA (as defined hereinafter);

(u)	the material change report of the Corporation dated August 28, 2020, in respect of the entering into of the Arrangement Agreement (as defined hereinafter);

(v)	the material change report of the Corporation dated July 30, 2020, in respect of the restructuring of $10.8 million of the Corporation’s outstanding indebtedness;

(w)	the material change report of the Corporation dated February 6, 2020, in respect of the Corporation’s exercise of its option to acquire a 50% interest in Saturninus Partners;

(x)	the material change report of the Corporation dated February 3, 2020, in respect of the Corporation’s acquisition of a 100% interest in 2680495 Ontario Inc.;

(y)	the material change report of the Corporation dated January 16, 2020, in respect of the entering into of a loan agreement (the “Windsor Loan Agreement”) with Windsor Private Capital (“Windsor”) in respect of a senior secured, non-revolving term credit facility in the amount of up to $10 million;

(z)	the material change report of the Corporation dated December 19, 2019, in respect of the entering into of a definitive share purchase agreement to acquire the remaining 49.9% interest in the Corporation’s (then) majority-owned subsidiary, KushBar Inc.;

(aa)	the material change report of the Corporation dated December 9, 2019, in respect of the Corporation closing the second tranche of a non-brokered private placement of Unsecured Debentures for gross proceeds of $2,115,000;

(bb)	the material change report of the Corporation dated November 25, 2019, in respect of the Corporation closing the first tranche of a non-brokered private placement of Unsecured Debentures for gross proceeds of $2,000,000; and

(cc)	the management information circular of the Corporation dated June 19, 2020, prepared in connection with the annual general and special meeting of the shareholders of the Corporation held on July 30, 2020.

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Any documents of the type required by Section 11.1 of Form 44-101F1 – Short Form Prospectus of National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding material change reports filed on a confidential basis), interim financial statements, annual financial statements and the auditors’ report thereon, management’s discussion and analysis, information circulars, annual information forms and business acquisition reports filed by the Corporation with securities commissions or similar regulatory authorities in Canada subsequent to the date of this short form prospectus and before completion of the distribution of the Units, shall be deemed to be incorporated by reference into this Prospectus.

ANY STATEMENT CONTAINED HEREIN OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. ANY STATEMENT OR DOCUMENT SO MODIFIED OR SUPERSEDED WILL NOT BE INCORPORATED BY REFERENCE AND WILL NOT CONSTITUTE A PART OF THIS PROSPECTUS, EXCEPT TO THE EXTENT SO MODIFIED OR SUPERSEDED. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE STATEMENT OR DOCUMENT THAT IT MODIFIES OR SUPERSEDES. FURTHER, THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT WILL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT, OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE THE APPLICABLE STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE.

MARKETING MATERIALS

Any “template version” of “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) prepared in connection with the Offering will be incorporated by reference into the (final) short form prospectus. However, any such template version will not form part of the (final) short form prospectus to the extent that the contents of the template version of marketing materials have been modified or superseded by a statement contained in the (final) short form prospectus. Any “template version” of “marketing materials” filed on SEDAR after the date of the (final) short form prospectus and before the termination of the distribution under the Offering (including any amendments to, or amended version of, the “marketing materials”) will be deemed to be incorporated into the (final) short form prospectus.

SUMMARY DESCRIPTION OF THE BUSINESS

General

The Corporation is an Alberta-based, retail-focused cannabis company enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. As of the date of this Prospectus, the Corporation is one of the largest cannabis retailers in Canada, with 69 operating retail cannabis locations (including jointly-owned corporate retail store locations) across Canada. As a vertically-integrated company, the Corporation is engaged in the Canadian cannabis market through a portfolio of subsidiaries, including Canna Cabana Inc. (“Canna Cabana”), KushBar Inc. (“KushBar”), and Meta Growth (which together represent the retail segment of the Business), and Valiant Canada (which represents the wholesale segment of the Business).

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As of the date of this Prospectus, the Corporation operates a total of 69 cannabis retail stores, consisting of (i) 46 cannabis retail stores in the Province of Alberta, (ii) 10 cannabis retail stores in the Province of Ontario, (iii) 3 cannabis retail stores in the Province of Saskatchewan, and (iv) 10 cannabis retail stores in the Province of Manitoba. Each cannabis retail store is operated in accordance with applicable laws, and in particular, in compliance with the applicable consents, licenses, registrations, permits, authorizations, permissions, orders, and/or approvals (collectively, “Authorizations”) required to engage in the retail sale and distribution of adult-use cannabis and cannabis products at licensed premises (such Authorizations, the “Retail Store Authorizations”). All cannabis and cannabis products offered for sale by the Corporation and its subsidiaries are offered for sale in strict compliance with the various regulatory frameworks in the respective jurisdictions governing adult-use cannabis.

The Corporation is a reporting issuer in Canada, in the provinces of British Columbia, Alberta and Ontario. The Common Shares are listed on the TSXV, under the trading symbol “HITI”, on the Frankfurt Stock Exchange, under the trading symbol “2LY”, and on the OTCQB Venture Market, under the trading symbol “HITIF”.

History

The Corporation was incorporated under the Business Corporations Act (Alberta) (“ABCA”) on February 8, 2018, under the name “High Tide Ventures Inc.”. Effective October 4, 2018, the Corporation amended its articles of incorporation and changed its name to “High Tide Inc.” Since its inception, the Corporation has grown, both organically and via strategic acquisitions (including, its most recent acquisition of Meta Growth), to emerge as a leader in the evolving cannabis market within Canada. As one of Canada’s largest and fastest-growing retail-focused cannabis companies, the Corporation continues to pursue rapid growth to expand its presence across various jurisdictions in Canada, with its principal business segment focused on the distribution and sale of cannabis and cannabis products in the provinces of Alberta, Ontario, Saskatchewan, and Manitoba.

Intercorporate Relationships

As at the date of this Prospectus, the Corporation has 11 direct, wholly-owned subsidiaries (including Meta Growth), and 1 indirect, majority-owned subsidiary. The Corporation also holds a 50% direct interest in Saturninus Partners, a general partnership existing under the laws of the Province of Ontario.

Meta Growth, a wholly-owned subsidiary of the Corporation, has 13 direct, wholly-owned subsidiaries, 6 indirect, majority-owned subsidiaries, and 2 indirect, minority-owned subsidiaries. In addition, Meta Growth holds a 49% direct interest in NAC Northern Alberta Limited Partnership, a limited partnership existing under the laws of the Province of Alberta, as well as an indirect, 51% interest in NAC Northern Alberta Limited Partnership, and an indirect, 51% interest in each of 4 limited partnerships existing under the laws of the Province of Manitoba (collectively, the “Manitoba Limited Partnerships”).

As at the date of this Prospectus, the Corporation operates the Business through the following 9 wholly-owned subsidiaries:

●	Valiant Canada, a wholly-owned subsidiary of the Corporation formed under the ABCA on November 1, 2020, pursuant to articles of amalgamation filed in respect of the amalgamation of RGR Canada Inc. (“RGR Canada”) and Famous Brandz Inc. (“Famous Brandz”), both of which were wholly-owned subsidiaries of the Corporation.

●	Canna Cabana, a wholly-owned subsidiary of the Corporation formed under the ABCA on November 1, 2020, pursuant to articles of amalgamation filed in respect of the amalgamation of Canna Cabana Inc. (as constituted at such time, “Old Canna Cabana”) and Canna Cabana (SK) Inc. (“Canna SK”), both of which were wholly-owned subsidiaries of the Corporation.

●	KushBar, a wholly-owned subsidiary of the Corporation incorporated under the ABCA on January 9, 2018.

●	HT Global Imports Inc., a wholly-owned subsidiary of the Corporation incorporated under the ABCA on February 7, 2019.

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●	Valiant Distributions Inc., a wholly-owned subsidiary of the Corporation incorporated under the laws of the State of Delaware on April 6, 2019.

●	2680495 Ontario Inc., a wholly-owned subsidiary of the Corporation formed incorporated under the Business Corporations Act (Ontario) on February 11, 2019.

●	Smoker’s Corner Ltd., a wholly-owned subsidiary of the Corporation incorporated under the ABCA on July 22, 2009.

●	High Tide Inc. B.V., a wholly-owned subsidiary of the Corporation incorporated under the laws of the Netherlands on November 20, 2018.

●	Meta Growth, a wholly-owned subsidiary of the Corporation incorporated under the ABCA on June 18, 2015.

The following chart sets out the material intercorporate relationships of the Corporation as at the date of this Prospectus:

Note: (1) Saturninus Partners is a general partnership established in the Province of Ontario, in which the Corporation holds a direct 50% interest.

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The following chart sets out the material intercorporate relationships of Meta Growth, a wholly-owned subsidiary of the Corporation, as at the date of this Prospectus:

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Below is a summary of the business and operations of the Corporation’s material subsidiaries within the retail and wholesale segments of the Business, as at the date of this Prospectus.

Canna Cabana

Canna Cabana is the successor entity to Old Canna Cabana and Canna SK, both of which were wholly-owned subsidiaries of the Corporation, and were amalgamated in November 2020 pursuant to the ABCA to form Canna Cabana. Canna Cabana is the Corporation’s primary retail cannabis business, offering for retail sale various cannabis products and accessories through its provincially-authorized cannabis retail store locations. As of the date of this Prospectus, Canna Cabana operates a retail cannabis chain with 34 branded stores operating across Canada, in the provinces of Alberta, Ontario and Saskatchewan.

Canna Cabana’s flagship retail concept is designed to expose customers to a unique, consistent and scalable retail design and customer experience, and to emphasize the holistic and natural qualities of cannabis. Through its in-store displays, its highly trained and knowledgeable staff, and a tailored store atmosphere, Canna Cabana aims at creating a sophisticated yet playful customer experience, while educating customers and providing them with insight and guidance with respect to its product offerings.

Meta Growth

Meta Growth is the Corporation’s secondary retail cannabis business (and its most recently added retail cannabis chain), offering for retail sale various cannabis products and accessories through its provincially-authorized cannabis retail store locations. As of the date of this Prospectus, Meta Growth operates 34 branded stores across Canada, in the provinces of Ontario, Manitoba, and Saskatchewan. The Meta Growth retail cannabis chain offers a curated selection of top-shelf quality cannabis and accessories, both online and through retail spaces that are cool, comfortable, and designed to enhance customer experience. Through its network of recreational cannabis retail stores, Meta Growth strives to enable the public to gain knowledgeable access to Canada’s network of persons duly authorized under applicable laws to engage in the cultivation, production, growth and/or distribution of cannabis (such persons, “Licensed Producers”). As of the date of this Prospectus, Meta Growth operates its retail cannabis stores under the brand names “META”, “NewLeaf”, and “Bud & Sally”, in the provinces of Alberta, Saskatchewan, Ontario, and Manitoba. Meta Growth intends to establish its presence in the Province of British Columbia once it receives the appropriate Authorizations in British Columbia. Any such expansion is subject to obtaining the required Authorizations.

KushBar

KushBar operates a retail cannabis chain with three branded stores operating in the Province of Alberta. Founded in 2018, KushBar is the Corporation’s tertiary retail cannabis business, offering for retail sale various cannabis products and accessories through its provincially-authorized cannabis retail store locations.

KushBar’s flagship retail concept is designed to expose customers to a clean and stylish ambiance and offer them a unique, modern customer experience that emphasizes the holistic and natural qualities of cannabis. Through its in-store displays, its highly trained and knowledgeable staff, and a tailored store atmosphere, KushBar aims at bringing the KushBar vibe to life, while educating customers and providing them with insight and guidance with respect to its product offerings.

As of the date of this Prospectus, the Corporation has entered into an amended and restated asset purchase agreement dated September 1, 2020 with Halo Labs Inc. (the “Amended Halo Labs APA”), pursuant to which the Corporation has agreed to sell its three operating KushBar retail cannabis stores to Halo Kushbar Retail Inc., a wholly owned subsidiary of Halo Labs Inc., for aggregate consideration of $5.7 million.

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Grasscity Entities

Based in Amsterdam, Netherlands, SJV B.V. and SJV2 B.V. (together, the “Grasscity Entities”) operate Grasscity.com, one of the world’s premier online stores for smoking accessories and cannabis lifestyle products. Established in 2000, Grasscity.com is one of the most searched and visited smoking accessories retailers, with approximately 5.8 million site visits annually. Grasscity.com offers an extensive selection of hand-picked smoking accessories and cannabis lifestyle products, from grinders and rolling papers to one-of-a-kind glass bongs, smoking pipes, oil rigs and bubblers. The Grasscity.com e-commerce platform generates over 90% of its revenues from customers located in the United States.

The Grasscity Entities also operate CBDCity.com, one of the world’s newest online stores selling a wide variety of CBD-focused products to international consumers. Established in May 2020, CBDCity.com is backed by a team with over 20 years of e-commerce experience and offers an extensive selection of hand-picked CBD oils and capsules, CBD skin care products, CBD edibles and CBD smoking accessories such as vaporizers and cartridges. CBDCity.com conducts its operations within those States of the United States in which activities relating to industrial hemp and industrial hemp-based CBD have been legalized under applicable laws.

Valiant Canada

Valiant Canada is the successor entity to RGR Canada and Famous Brandz, both of which were wholly-owned subsidiaries of the Corporation, and were amalgamated in November 2020 pursuant to the ABCA to form Valiant Canada.

As a successor to RGR Canada, Valiant Canada is an established designer and international leader in the manufacture and distribution of high-quality, innovative cannabis accessories. Valiant Canada represents the wholesale segment of the Business, offering a suite of proprietary brands which have over time become well known amongst consumers. Valiant Canada’s proprietary brands include names such as “Atomik”, “Evolution”, “Puff Puff Pass”, “Vodka Glass” and “Zoom Zoom”.

Based in Calgary, Alberta, Valiant Canada’s design and development team continues to design products tailored to evolving market trends and consumer preferences that reflect technological innovation and comply with applicable laws. Through its relationships with its manufacturers, based in Asia, Canada, the United States, and elsewhere, which specialize in various areas of assembly and manufacturing, Valiant Canada continues to deliver to market a suite of high quality, proprietary products (such as high-quality rolling papers) as well as third-party branded products (such as Juju, Zig Zag, and Pax).

As a successor to Famous Brandz, Valiant Canada is also an established leader in the manufacture and distribution of branded smoking accessories and other alternative lifestyle products. Valiant Canada utilizes licensed trademarks associated with leading smoking culture brands established by celebrities and entertainment companies (such as Snoop Dogg Pounds, Trailer Park Boys, Cheech & Chong’s Up in Smoke, and Jay and Silent Bob) in its design and manufacture of various branded smoking accessories and other alternative lifestyle products. Valiant Canada distributes its products to wholesalers and retailers across the globe through business-to-business distribution channels and through a business-to-customer retail e-commerce platform. Valiant Canada has established relationships with a wide network of distributors, wholesalers and retailers with a presence across Canada, the United States and Europe, with the majority of its products being offered for sale in the United States.

Summary of Development in the Business

The Corporation was incorporated on February 8, 2018, under the ABCA. A description of the material events that have influenced the general development of the Business since the incorporation of the Corporation through to September 23, 2020, may be found in the 2020 Meta Circular, which is specifically incorporated by reference in this Prospectus. The 2020 Meta Circular may be accessed on the Corporation’s issuer profile on SEDAR at www.sedar.com. Additionally, prospective purchasers should consider the risk factors and uncertainties set forth below.

The following are the material events that have influenced the general development of the Business since September 23, 2020 through to the date of this Prospectus (other than developments in respect to the Offering):

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CSE Delisting and TSXV Listing

In November 2020, the Corporation completed the Arrangement, in connection with which, the Common Shares were delisted from the CSE effective November 18, 2020, and listed on the TSXV under the trading symbol “HITI”, effective November 19, 2020. For a description of the Arrangement, please see the below section entitled “Meta Growth Acquisition”.

Meta Growth Acquisition

On November 17, 2020, the Corporation and Meta Growth Corp. (as constituted at such time, “Old Meta Growth”) completed a statutory plan of arrangement (the “Arrangement”) pursuant to the ABCA, in accordance with the terms of an arrangement agreement dated August 20, 2020 and entered into by and between Old Meta Growth and the Corporation (the “Arrangement Agreement”). Pursuant to the Arrangement, the Corporation acquired all of the issued and outstanding common shares of Old Meta Growth (each a “Meta Share”) in exchange for a consideration of 0.824 Common Share for each one (1) Meta Share issued and outstanding prior to the Arrangement. As a result of the Arrangement, Meta Growth became a wholly-owned subsidiary of the Corporation. Old Meta Growth was delisted from the TSXV on the close of trading on November 18, 2020.

Following the completion of the Arrangement:

●	Each issued and outstanding common share purchase warrant of Old Meta Growth (each, a “Old Meta Warrant”) and stock option of Old Meta Growth (each, a “Old Meta Option”) that had not been exercised prior to closing of the Arrangement, became exercisable into Common Shares, with each holder thereof being entitled to receive, upon exercise, such number of Common Shares as the holder would have received pursuant to the Arrangement if, immediately prior to the effective time of the Arrangement, such holder had exercised such Old Meta Warrant or Old Meta Option, as the case may be, for Meta Shares and subsequently exchanged such Meta Shares for Common Shares under the Arrangement. In connection with the completion of the Arrangement, an aggregate of 48,636,422 Old Meta Warrants previously listed on the TSXV under the symbol “META.WT” were delisted from the TSXV. The delisted Old Meta Warrants were relisted for trading as an aggregate of 40,076,412 Warrants (such number being the number of Old Meta Warrants adjusted on the basis of the exchange ratio applicable under the Arrangement) on the TSXV under the symbol “HITI.WT”, with such warrants to remain listed on the TSXV until the earlier of their exercise, expiry or delisting.

●	Convertible debentures of Old Meta Growth issued under the debenture indenture dated November 23, 2018 and entered into between Old Meta Growth and TSX Trust Company, as trustee for the holders of such debentures (the “Old Meta Debentures”) that had not been converted prior to closing of the Arrangement, continued as debt obligations of Meta Growth (but are convertible into Common Shares). The Old Meta Debentures were delisted from the TSXV in connection with the Arrangement, and were relisted for trading as Unsecured Debentures on the TSXV under the symbol HITI.DB”, with such Unsecured Debentures to remain listed on the TSXV until the earlier of their conversion, maturity, or delisting.

●	Each holder of a restricted share unit of Old Meta Growth (each, an “Old Meta RSU”) that had not vested prior to closing of the Arrangement, became entitled to receive, upon vesting, such number of Common Shares which the holder would have been entitled to receive pursuant to the Arrangement if such Old Meta RSUs had vested immediately prior to completion of the Arrangement and such holder had subsequently exchanged the number of Meta Shares to which such holder would have been entitled upon such vesting for Common Shares pursuant to the Arrangement.

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Retail Cannabis Stores

The following chart sets out the retail cannabis stores operated by the Corporation as at the date of this Prospectus:

Municipality and Province	Number of Stores	Store Brand
Airdrie, Alberta	3	Canna Cabana and NewLeaf
Banff, Alberta	1	Canna Cabana
Beaumont, Alberta	1	Canna Cabana
Bonnyville, Alberta	1	Canna Cabana
Burlington, Ontario	1	Canna Cabana
Calgary, Alberta	17	Canna Cabana and NewLeaf
East York, Ontario	1	Canna Cabana
Edmonton, Alberta	7	Canna Cabana and NewLeaf
Fort Saskatchewan, Alberta	1	Canna Cabana
Grande Prairie, Alberta	1	Canna Cabana
Hamilton, Ontario	1	Canna Cabana
Lacombe, Alberta	1	Canna Cabana
Leduc, Alberta	1	NewLeaf
Lethbridge, Alberta	2	Canna Cabana and NewLeaf
Lloydminster, Alberta	1	Canna Cabana
Niagara Falls, Ontario	1	Canna Cabana
Okotoks, Alberta	1	Canna Cabana
Olds, Alberta	1	Canna Cabana
Red Deer, Alberta	1	Canna Cabana
St. Albert, Alberta	2	Canna Cabana and NewLeaf
Sudbury, Ontario	1	Canna Cabana
Swift Current, Saskatchewan	1	Canna Cabana
Tisdale, Saskatchewan	1	Canna Cabana
Toronto, Ontario	3	Canna Cabana and Meta Growth
Whitecourt, Alberta	1	Canna Cabana
Medicine Hat, Alberta	1	KushBar
Morinville, Alberta	1	KushBar
Camrose, Alberta	1	KushBar
Scarborough, Ontario	1	Meta Growth
Guelph, Ontario	1	Meta Growth
Kitchener, Ontario	1	Meta Growth
Winnipeg, Manitoba	5	Meta Growth
Opaskwayak Cree Nation, Manitoba	1	Meta Growth
Brandon, Manitoba	1	Meta Growth
Morden, Manitoba	2	Meta Growth
Moose Jaw, Saskatchewan	1	Meta Growth

Recent Developments

COVID-19

On March 11, 2020, the World Health Organization recognized the outbreak of COVID-19 as a pandemic, which has had a profound impact on the global economy. The pandemic has been a rapidly evolving situation throughout the year, which the Corporation has been closely monitoring. Initially, certain provincial and territorial governments in Canada imposed various degrees of temporary lockdown measures forcing non-essential businesses to close during the pandemic, including retail cannabis stores in some jurisdictions, while certain other jurisdictions allowed retail cannabis stores to remain open with certain operational limitations and protocols.

Although the original provincial lockdown measures have since been eased in most areas, there has been a recent trend of stricter lockdown measures being imposed again across various jurisdictions, as a result of the recent increase in COVID-19 cases across Canada. On January 12, 2021, for example, Ontario declared an emergency and issued a stay-at-home order, effective January 14, 2021 as a public health measure. Under the stay-at-home order, retail cannabis stores in the Province of Ontario are able to continue offering curbside pickup and delivery. However, in-store sales are not permitted during this period.

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As of the date of this Prospectus, to the knowledge of the Corporation, retail cannabis stores across the provinces of Alberta, British Columbia, and Manitoba remain open allowing for in-store sales with pandemic protocols in place. However, there is a possibility that further lockdown measures could be imposed or extended across one or more provinces and territories of Canada given the recent increase in COVID-19 cases across Canada. Any stay-at-home order in the provinces in which the Corporation and its subsidiaries conduct the Business may have a Material Adverse Effect.

As at the filing date of the Interim Financial Statements, the Corporation’s operations and financial condition were not materially affected by COVID-19, which has largely been due to the Corporation having organized the Business to diversify both its revenue stream geographically (within Canada and other jurisdictions outside of the U.S.), and its product offerings. The Corporation believes that, amid COVID-19, product and revenue stream diversification, combined with its participation in the Canada Emergency Wage Subsidy (“CEWS”), as described below, have allowed it to effectively offset any material, location-specific impact of COVID-19 on the Corporation’s operations and financial condition. In particular, notwithstanding COVID-19-related lockdowns and restrictions (including “curb-side pickup” governmental orders) the Corporation has been able to continue to operate its cannabis retail locations within Canada without prolonged interruption and has been able to source its product offerings without material difficulties.

In light of the evolving nature of the COVID-19 pandemic, the Corporation continues to monitor the impact of COVID-19 on its operations and financial condition on an ongoing basis and intends to supplement its disclosure in future filings, where required under applicable Canadian securities laws, to disclose any material impact of COVID-19 on its operations and financial condition.

Canadian Emergency Wage Subsidy

As of the date of this Prospectus, the Corporation has multiple operating subsidiaries that operate different segments of the Business. During the nine month period ended July 31, 2020, some of the Corporation’s subsidiaries, including Valiant Canada and 2680495 Ontario Inc., experienced, individually, a decrease in revenue in the earlier part of the current financial year of the Corporation, and accordingly, were qualified to receive funds under the CEWS during the nine month period ended July 31, 2020. The CEWS is provided to eligible Canadian employers whose businesses have been adversely affected by COVID-19. During the nine month period ended July 31, 2020, the Corporation received approximately $490,000 (July 31, 2019 - $Nil) in CEWS, which was credited to general and administrative expenses in the Interim Financial Statements.

Smoke Cartel Agreement

On January 25, 2021, the Corporation entered into a definitive agreement and plan of merger (the “Smoke Cartel Acquisition Agreement”) with Smoke Cartel, one of the leading online retailers of consumption accessories, including glass water pipes and vaporizers, as well as CBD products (Industrial-Hemp derived) in the U.S. Pursuant to the Smoke Cartel Acquisition Agreement, the Corporation agreed to acquire all of the issued and outstanding shares of Smoke Cartel (the “Smoke Cartel Shares”) for aggregate gross consideration of US$8,000,000, with (i) US$6,000,000 payable in Common Shares, at a deemed price per Common Share equal to the volume weighted average price per Common Share on the TSXV for the ten (10) consecutive trading days prior to the closing date (the “Share Consideration”), and (ii) US$2,000,000 payable in cash (the “Cash Consideration”).  In light of certain U.S. securities law considerations, the significant shareholders of Smoke Cartel have agreed to allocate the Cash Consideration to the shareholders of Smoke Cartel, generally, with such shareholders expected to be paid fully in cash, using all or a portion of the Cash Consideration. The Smoke Cartel Acquisition Agreement stipulates that 25% of the Share Consideration will be placed in escrow for a period of 12 months from Closing. The closing of the transaction is subject to customary closing conditions, including the receipt of Authorizations, subject to which, the transaction is expected to be completed in March 2021.

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Meta Growth Loan Amendments

On January 6, 2021, Meta Growth, the Corporation’s wholly-owned subsidiary, entered into two loan amending agreements (together, the “OCN Amending Agreement”) with Opaskwayak Cree Nation (“OCN”) to extend the maturity of certain credit facilities of Meta Growth, totaling $20,000,000 (the “Meta Growth Credit Facilities”) to December 31, 2024, and remove an annual administration fee of 2.5% applicable to the Meta Growth Credit Facilities. Prior to the amendments, the Meta Growth Credit Facilities partially matured on December 31, 2022, and obligated Meta Growth to pay interest at a rate of 10.0% per annum (on amounts withdrawn under the Meta Growth Credit Facilities) and an annual administration fee of 2.5%. In addition, pursuant to the OCN Amending Agreement, Meta Growth and OCN agreed to transition the remaining undrawn balance under the Meta Growth Credit Facilities, in the amount of $6,750,000 (the “Remaining OCN Credit Balance”), from Meta Growth to the Corporation, granting the Corporation the ability to draw down on the Remaining OCN Credit Balance directly. The Corporation and OCN have entered into a loan agreement for the Remaining OCN Credit Balance (the “Remaining OCN Credit Facility”), which facility matures on December 31, 2024, and accrues interest on amounts withdrawn at an interest rate of 10.0% per annum. The Corporation’s obligations under the Remaining OCN Credit Facility are secured by the assets of the Corporation and certain of the Corporation’s subsidiaries, pursuant to a subordinated security interest (ranking behind the senior creditors of the Corporation and the applicable subsidiaries) granted in favour of OCN and such other persons who may, from time to time, become a party to the security agreement.

Windsor Loan Amendments

In December 2020, Windsor and the Corporation entered into an amendment agreement (the “Windsor Loan Amending Agreement”) in respect of the Windsor Loan Agreement, pursuant to which Windsor agreed to (i) extend the maturity date of the Windsor Loan Agreement by one (1) year, to December 31, 2021 (with an ability to extend for a further one (1) year period, to December 31, 2022, upon meeting certain specified conditions), and (ii) reduce the interest rate applicable to the Windsor Loan Agreement, from 11.5% to 10.0% per annum. In addition, Windsor and the Corporation agreed to amend the terms of the 58,823,529 Warrants (the “Windsor Warrants”) issued to Windsor on January 7, 2020 in connection with the Windsor Loan Agreement (each such Windsor Warrant entitles the holder thereof to purchase one (1) Common Share at a price per Common Share equal to 150% of the conversion price in effect on the date of the exercise of the Warrants for a period of two (2) years from the date of issuance).

The amendment (i) confirms that only 35,294,117 Windsor Warrants have vested as at the date of the amendment, (ii) confirms that the remaining 23,529,412 Windsor Warrants are cancelled and rendered null and void, (iii) fixes the exercise price per each outstanding Windsor Warrant at $0.255, (iv) removes certain the downward adjustment provisions in respect of the said exercise price, and (v) extends the expiry date of the Windsor Warrants that have not been cancelled to December 31, 2022.

Toronto Canna Cabana Litigation

In this subheading, the “First Expression of Interest Application Lottery” means the lottery conducted by the Alcohol and Gaming Commission of Ontario (the “AGCO”), on January 11, 2019, for the allocation of one of the 25 limited opportunities to apply for a Retail Store Authorization to operate a cannabis retail store in the Province of Ontario.

In March 2019, the Corporation entered into an option agreement (the “2019 Option Agreement”) with a third winner (the “Toronto Lottery Winner”) selected in the First Expression of Interest Application Lottery and an entity controlled by the Toronto Lottery Winner (together with the Toronto Lottery Winner, the “Toronto Litigants”), in respect of the establishment and operation of a retail cannabis store within the City of Toronto, Ontario.

In November 2020, the Toronto Litigants commenced an originating application (the “Application”) in the Court of Queen’s Bench of Alberta against the Corporation, in respect of the 2019 Option Agreement. The Application seeks (i) a declaration that the 2019 Option Agreement is valid and binding, (ii) a declaration that the Toronto Lottery Winner validly exercised a “put option” granted to the Toronto Lottery Winner pursuant to the terms of the 2019 Option Agreement, and (iii) in the alternative, a declaration that the Toronto Lottery Winner has not extinguished their right to exercise the “put option” again. The Court of Queen’s Bench of Alberta is scheduled to hear the Application on April 9, 2021. The Corporation believes the subject matter of the Application to be without merit and intends to fully defend its interests and take all other legal actions available to it.

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The outcome of the Application is subject to ongoing court proceedings, and it is not practicable to determine an estimate of the possible financial effect (if any) on the Corporation at this time, with sufficient reliability. There can be no assurance that the Corporation will be successful in challenging the Application. In the event that the Toronto Litigants are successful, the Corporation may be exposed to a claim for recovery of legal costs associated with the Application by the Toronto Litigants.

Nasdaq Listing

In December 2020, the Corporation announced its intention to pursue an additional listing of the Common Shares the Nasdaq Exchange, as part of its capital markets initiative, with the goal of enhancing shareholder value.

As of the date of this Prospectus, the Corporation has filed a standard-form listing application with the Nasdaq Exchange, in respect of the proposed listing of the Common Shares. The Corporation is required to register the Common Shares under the Securities Exchange Act of 1934, as amended, by filing a registration statement on Form 40-F with the U.S. Securities and Exchange Commission.

The Corporation is expected to become a reporting company within the U.S. upon the Form 40-F registration statement being declared effective, which is expected to occur concurrently with the listing on the Nasdaq Exchange. As of the date of this Prospectus, the Corporation continues to work with its Canadian and U.S. legal counsel and is in the process of filing the Form 40-F registration statement, which is expected to be completed in calendar Q1, 2021, subject to there being no delays in the Nasdaq Exchange’s review of listing application. In particular, although the Nasdaq Exchange is expected to begin its review of the Corporation’s listing application once the Corporation has filed the Form 40-F registration statement, the Corporation has been advised by its U.S. legal counsel that, as a result of normal-course backlogs and delays in the Nasdaq Exchange’s review of listing applications, the Nasdaq Exchange’s complete review process could take up to 5 months.

In order to be listed on the Nasdaq Exchange, the Corporation must meet the Nasdaq Exchange’s minimum listing requirements, one of which requires the Corporation to have the required stockholders equity. The Corporation is currently in the process of assessing its ability to satisfy this requirement together with its Canadian and U.S. legal counsel. In connection with the proposed listing of the Common Shares on the Nasdaq Exchange, the Corporation may be required to undertake a reorganization of its capital structure in order to meet the minimum share price requirements of the Nasdaq Exchange, and may in order to give effect thereto, undertake a consolidation of the issued and outstanding Common Shares, if and to the extent necessary.

Any listing of the Common Shares on the Nasdaq Exchange remains subject to the satisfaction of all applicable listing requirements of the Nasdaq Exchange, and applicable regulatory requirements. There can be no assurance as to the successful listing of the Common Shares on the Nasdaq Exchange, or the timing of any such listing.

Competitive Conditions

The Corporation faces, and will continue to face, intense competition from existing and new retailers, wholesalers, producers and retailers of adult-use cannabis, and other applicable participants in the cannabis industry whose services overlap with the retail cannabis segment, as well as other segment(s) of the cannabis industry within which the Corporation may from time to time be engaged in. Some of the competitors of the Corporation may have greater financial resources, market access and manufacturing and marketing experience than the Corporation.

Increased competition by numerous independent cannabis retail outlets and larger and better financed competitors (including new entrants), could have a Material Adverse Effect.

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The Corporation believes that its competition can be broadly grouped into the following five categories:

(a)	Vertically Integrated Competitors: This class of competitors (which may include Licensed Producers that are able to produce cannabis and cannabis products sold at retail stores of their affiliates) includes well-financed competitors with an established operating history in Canada, and significant scale. These competitors are able to compete directly with the Corporation in the cannabis markets in the provinces of Alberta, Ontario, Saskatchewan, and Manitoba, as the case may be.

(b)	Existing Retailers: This class of competitors includes early-stage and semi-developed retail cannabis businesses, as well as established retail cannabis businesses, which may be well capitalized, and which may also have an established and longer retail operating history in Canada. These competitors are able to compete directly with the Corporation in the cannabis markets in the provinces of Alberta, Ontario, Saskatchewan, and Manitoba, as the case may be.

(c)	Government Competition: This class of competitors includes government wholesalers that sell directly to consumers, such as the Ontario Cannabis Store in the Province of Ontario and the Alberta Gaming, Liquor and Cannabis Commission (formerly, Alberta Gaming, and Liquor Commission) (the “AGLC”) in the Province of Alberta. These competitors are able to compete directly with the Corporation in the cannabis markets in the provinces of Alberta and Ontario.

(d)	Illicit Market: This class of competitors includes Persons and businesses operating in the illicit market within various jurisdictions across Canada. These competitors, who Management believes continue to divert a sizeable number of commercial opportunities from the Corporation, are able to compete directly with the Corporation in the cannabis markets in the provinces of Alberta, Ontario, Saskatchewan, and Manitoba, as the case may be.

(e)	Existing Wholesalers: This class of competitors includes early-stage and semi-developed wholesalers, as well as established wholesalers, which may be well capitalized, and which may also have an established and longer retail operating history in Canada. These competitors are able to compete directly with the Corporation in the cannabis markets in the provinces of Alberta, Ontario and Saskatchewan within Canada, as well as in the United States. As of the date of this Prospectus, most of the Corporation’s competitors in the wholesale segment of the Business operate primarily as product distributors, whereas Valiant Canada (the successor to and Famous Brandz and RGR Canada) designs, directly sources, imports and distributes its product offerings. As a result, Management believes that this provides the Corporation with a competitive advantage through vertical integration, enabling Valiant Canada to bring to market unique product designs and offer wholesale customers favourable and flexible pricing.

To remain competitive, the Corporation will require a continued high level of investment in research and development, marketing, sales and client support. The Corporation may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could have a Material Adverse Effect. However, the Corporation believes that the experience of Management in the retail cannabis spaces has and will continue to provide the Corporation with a competitive advantage in navigating the complexities of a highly regulated, evolving marketplace and that its competitive position is at least equivalent to that of other cannabis retailers in Canada of a similar size and at a similar stage of development.

Intangible Properties

The Corporation’s consumer-focused brands, Canna Cabana, KushBar, and CBDCity, have been an important part of the operation of the Corporation, and trademarks and other intellectual property rights continue to be essential to maintain the success and competitive position of the Corporation.

The Corporation’s portfolio of registered trademarks and designs (including the trademarks and trademark applications of Old Meta Growth, acquired by the Corporation as a result of the Arrangement) continue to be valuable assets that distinguish the Corporation’s brand and reinforce customers’ positive perception of its products and stores. As such, the Corporation has devoted, and expects to continue to devote, significant resources to the protection of its intellectual property rights, through, among other things, trade secrets, technical know-how and proprietary information. The Corporation will continue to seek protection of its intellectual property by seeking and obtaining registered protection (including patents) where possible, developing and implementing standard operating procedures and entering into agreements with parties that have access to the Corporation’s inventions, trade secrets, technical know-how and proprietary information such as business partners, collaborators, employees and consultants, to protect the confidentiality and ownership of intellectual property.

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Employees

As at the date of this Prospectus, the Corporation had approximately 636 employees, with approximately 603 employees based in Canada, 16 employees based in the United States, and approximately 17 employees based in other jurisdictions (including the Netherlands).

Non-Canadian Operations

As at the date of this Prospectus, the Corporation conducts operations in the United States through Valiant Canada (the successor to Famous Brandz), within States in which the manufacture and distribution of branded smoking accessories and other alternative lifestyle products are permitted under applicable laws, including the States of Illinois, Michigan, California, and Ohio. In May 2020, the Corporation launched CBDCity.com and began conducting additional operations in the United States through the Grasscity Entities, within States in which activities relating to industrial hemp and industrial hemp-based CBD have been legalized under applicable laws. The Corporation also conducts operations in the Netherlands through the Grasscity Entities, in accordance with applicable laws.

REGULATORY OVERVIEW

The following summary is intended to provide a general overview of the primary Canadian federal and provincial laws and regulations in respect of the distribution and sale of adult-use cannabis, cannabis products and cannabis accessories. The provincial and territorial regulatory frameworks relating to cannabis are complex and rapidly evolving, with provincial and territorial governments in Canada having taken different approaches to regulating cannabis and cannabis-related activities. The below summary is not intended to be an exhaustive, and does not address the laws and regulations of any other jurisdiction. The Corporation continues to monitor regulatory developments and their impact(s) on the Business, including the Corporation’s proposed plans for further expansion and growth.

Federal Framework

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force in Canada, replacing the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and the Controlled Drugs and Substances Act (“CDSA”) as the governing laws and regulations in respect of the production, processing, sale and distribution of cannabis for medical and adult recreational use.

The Cannabis Act provides a licensing and permitting framework for the cultivation, processing, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for adult recreational use, which is implemented by the Cannabis Regulations. Among other things, the Cannabis Act:

●	Contains restrictions on the amounts of cannabis that individuals can possess and distribute, on public consumption and use.

●	Prohibits the sale of cannabis unless authorized by the Cannabis Act.

●	Permits individuals 18 years of age or older to cultivate, propagate, and harvest up to and including four (4) cannabis plants in their dwelling-house, propagated from a seed or plant material authorized by the Cannabis Act.

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●	Restricts (but does not strictly prohibit) the promotion and display of cannabis, cannabis accessories and services related to cannabinoids to consumers, including restrictions on branding and a prohibition on false or misleading promotion and on sponsorships.

●	Permits the informational promotion of cannabis in specified circumstances to individuals 18 years of age and older (or any older age specified by applicable provincial legislation).

●	Contains packaging and labelling requirements for cannabis and cannabis accessories.

●	Prohibits the sale of cannabis or cannabis accessories in packaging or with labelling that could be appealing to young persons.

●	Provides the designated Minister with the power to recall any cannabis or class of cannabis on reasonable grounds that such a recall is necessary to protect public health or public safety.

●	Establishes the cannabis tracking and licensing system.

●	Provides powers to designated inspectors for the purpose of administering and enforcing the Cannabis Act and a system for administrative monetary penalties.

The Cannabis Regulations, among other things:

●	Provide for the issuance of cultivation licences for standard cultivation, micro-cultivation, and nursery cultivation, licences for standard processing and micro-processing, as well as sales licences for medical or non-medical use.

●	Contain requirements for all cannabis products to be packaged in a tamper-evident and child-resistant manner.

●	Require specified product information on cannabis product labels (such as the name of the party who packaged the products, the product lot number, and the tetrahydrocannabinol (“THC”) and cannabidiol content).

●	Prohibit testimonials, lifestyle branding and packaging that is appealing to youth.

The Cannabis Act provides provincial and municipal governments the authority to prescribe regulations regarding retail and distribution, as well as the ability to alter some of the existing baseline requirements, such as increasing the minimum age for the purchase and consumption of cannabis. As of the date of this Prospectus, various provincial and municipal governments in Canada have enacted legislation to regulate the storefront and online sale of cannabis produced by Licensed Producers.

Provincial Framework

The following section provides a general overview of the applicable laws and regulations governing the retail sale and distribution of adult-use cannabis, cannabis products and cannabis accessories in the four key provinces within which the Corporation conducts the Business as at the date of this Prospectus.

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Alberta

On November 30, 2017, the Government of Alberta passed Bill 26, An Act to Control and Regulate Cannabis (“Bill 26”), introducing the regulatory framework for recreational cannabis sales in Alberta. On June 11, 2018 the Gaming and Liquor Statues Amendment Act, 2018 (“Bill 6”) received Royal Assent, coming into force in the Province of Alberta effective July 14, 2018. Bill 6 introduced several changes intended to modernize the Gaming and Liquor Act (Alberta) (as constituted then) to include cannabis, and better equip the AGLC to carry out its expanded mandate. Together, Bill 26 and Bill 6 have amended the Gaming and Liquor Act (Alberta) (renamed the Gaming, Liquor and Cannabis Act) (the “Alberta Cannabis Act”) to govern the purchase, distribution, sale and consumption of recreational cannabis in the Province of Alberta. Effective July 14, 2018, Alberta Regulation 13/2018 (“AR 13/2018”) came into force in the Province of Alberta, amending the Gaming and Liquor Regulation, Alta Reg. 143/96 (now re-named the Gaming, Liquor and Cannabis Regulation (the “Alberta Cannabis Regulations”).

As at the date of this Prospectus, the AGLC is the provincial body responsible for the oversight of the private retail adult-use cannabis industry within the Province of Alberta. The AGLC is exclusively authorized to purchase adult-use cannabis products from Licensed Producers, which the AGLC may then either (i) distribute to licensed private retailers for sale from licensed premises, or (ii) sell directly through an online platform operated by the AGLC. The AGLC is also responsible for issuing licences to private retailers authorizing the sale of adult-use cannabis products in accordance with the Alberta Cannabis Act, the Alberta Cannabis Regulations, and the AGLC’s policies and conditions. The Alberta Cannabis Act authorizes the AGLC to establish policies, including in respect to the advertising and promoting of cannabis and cannabis retail licences. As of the date of this Prospectus, the Retail Cannabis Store Handbook published by the AGLC (the “AGLC Handbook”) sets out the policies and guidelines of the AGLC related to cannabis retail licences.

The Alberta Cannabis Act prohibits, among other things (i) the online sale of cannabis products by anyone other than the AGLC, (ii) agreements between cannabis licensees and suppliers in respect of the sale or promotion of the supplier’s cannabis, except as provided by the Alberta Cannabis Regulations, (iii) the sale of adult-use cannabis products to an intoxicated person, (iv) the use of certain terms commonly associated with medicine, health or pharmaceuticals (such as, the words “pharmacy”, “dispensary”, “apothecary”, “drug store”, “medicine”, “medicinal”, and “health”) in any signage for a licensed premises or the name of a licensee, and (v) individuals under the age of 18 from entering licensed premises or purchasing, obtaining, or possessing, cannabis. The Alberta Cannabis Act also prohibits the issuance of a cannabis retail licence to an applicant, unless the applicant will conduct the sale of cannabis as a separate business from any other activities of the applicant, and in a location which offers for sale only cannabis products, cannabis accessories (as defined in the Cannabis Act) or other prescribed items.

The Alberta Cannabis Regulations sets out detailed rules regarding (i) the ownership and operation, and location, of licensed premises, (ii) the staffing, security and safety requirements for licensed premises, and (iii) the process for review and approval of applications for cannabis retail store licences. The Alberta Cannabis Regulations prohibits a licensed premises from being located within 100 meters of a provincial health care facility, a school, or land designated as a school reserve or municipal and school reserve, provided however, that municipalities may elect to expressly vary such locational restrictions within the applicable land use by-laws.

Previously, the Alberta Cannabis Regulations also prohibited the issuance of a retail cannabis licence if it would result in more than 15% of the total number of issued retail cannabis licences in Alberta being held by one person or a group of persons having common control. However, effective November 10, 2020, the Alberta Cannabis Regulations were amended to remove this prohibition.

The AGLC Handbook stipulates that cannabis retail stores may only offer for sale cannabis accessories that promote the responsible and legal storage and consumption of cannabis. The AGLC Handbook also stipulates that the majority of sales of a retail cannabis store must be cannabis. The AGLC has published a list of cannabis accessories it considers to be approved for sale in licensed premises. Among others, accessories that may not be sold at cannabis retail stores include consumable products other than cannabis, products intended to be mixed, applied or consumed with cannabis, organic solvents and products, and promotional material related to the medical use of cannabis.

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Each municipality in Alberta is responsible for establishing its own land use and business licensing by-laws governing the issuance of development permits, building permits and business licences to prospective cannabis retail store licensees. As of the date of this Prospectus, some municipalities have implemented a random selection process for determining the order and priority of review of initial cannabis retail store applications, while others have adopted a first-come, first-served approach. Most municipalities have adopted additional separation requirements beyond the requirements stipulated by the Alberta Cannabis Regulations, including, separation requirements between competing cannabis retail stores, and between a cannabis retail store and other sensitive establishments such as schools, hospitals, treatment centres, and/or public parks, subject to discretionary variances (from the prescribed separation distances) which may be granted by a duly appointed development officer, or the Subdivision and Development Appeal Board pursuant to the Municipal Government Act (Alberta).

Ontario

On December 12, 2017, the Government of Ontario passed the Cannabis Act, 2017 (Ontario) (the “Ontario Act”), to regulate the use, sale and distribution of adult-use cannabis exclusively through a limited number of government stores controlled by the Ontario Cannabis Store (“OCS”), a subsidiary of the existing Liquor Control Board of Ontario (the “LCBO”). In August 2018, following the Ontario provincial election, the new Government of Ontario changed course, announcing a new hybrid system that permits recreational cannabis to be sold in private retail stores, and online through the Province of Ontario.

On October 17, 2018, Bill 36, An Act to enact a new Act and make amendments to various other Acts respecting the use and sale of cannabis and vapour products in Ontario (“Bill 36”), received Royal Assent. Bill 36 amended the Ontario Act and enacted the Cannabis Control Act (the “Cannabis Control Act”), and the Cannabis Licence Act, 2018 (the “Cannabis Licence Act”), to introduce a licensing regime for privately-owned retail cannabis outlets administered by the AGCO. On November 14, 2018, the Government of Ontario released the General Regulation under the Cannabis Licence Act (the “Ontario Cannabis Regulations”), which provides a licensing and regulatory regime for privately-owned and operated cannabis retail stores in the Province of Ontario. Authorized cannabis retail outlets may sell cannabis accessories, such as certain smoking accessories, in the same location as cannabis is sold.

As of the date of this Prospectus:

●	The AGCO has published the Registrar’s Standards for Cannabis Retail Stores, which, among other things, stipulates certain standards and requirements with respect to the advertising and promotional activities, training related to cannabis, security, and certain other matters.

●	The Province of Ontario has set the minimum legal age for possession and consumption of cannabis in Ontario to 19, and permits cannabis smoking or vaping anywhere that permits tobacco smoking or e-cigarettes within the province.

●	The OCS maintains a monopoly on online sales within the Province of Ontario and is the exclusive distributor of cannabis between Licensed Producers and cannabis retailers within the province.

●	Licensed cannabis retail stores within the Province of Ontario (i) are only permitted to offer for sale cannabis products obtained from the OCS, cannabis accessories and items that in some way directly relate to cannabis or its use, and (ii) may not offer for sale any food or drink that is not cannabis related.

The Cannabis Licence Act has established the following types of licences and authorizations: (i) a retail operator licence (the “Retail Store Operator Licence”), (ii) a cannabis retail manager licence (the “Retail Manager Licence”), and (iii) a retail store authorization (the “Retail Store Authorization”). A cannabis retail store may only open for business within the Province of Ontario upon obtaining a Retail Store Authorization in respect of the specific location, with only applicants for or holders of a Retail Store Operator Licence being eligible to apply for a Retail Store Authorization. In addition, any individual acting in a management function within a cannabis retail store, other than the holder of the Retail Store Operator Licence, must possess a Retail Manager Licence.

Each of the Retail Store Authorization, the Retail Store Operator Licence, and the Retail Manager Licence are subject to certain eligibility criteria. For example, Retail Store Authorizations will not be issued for proposed locations that are within prescribed distances from schools or for locations within municipalities in the province that have opted out of having cannabis stores located within their boundaries prior to January 22, 2019. The AGCO can also refuse an applicant if the AGCO is not satisfied with the applicant’s ability to exercise sufficient control (directly or indirectly) over its retail cannabis business, including over the premises, equipment and facilities.

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Although the Government of Ontario had previously implemented certain limits on the total number of retail cannabis stores permitted in the province, on December 12, 2019, the Government of Ontario announced that it would be moving toward an open market for retail cannabis stores. Effective January 6, 2020, amendments to the Ontario Cannabis Regulations eliminated the lottery process previously implemented to allocate a fixed number of Retail Store Operator Licences, and opened the application process for Retail Store Operator Licences to any interested applicant (instead of only lottery winners). On March 2, 2020, the AGCO revoked the then-existing restrictions on the total number of Retail Store Authorizations permitted in the province (which restrictions, in the period immediately prior to such date, permitted only applicants notified by the AGCO before January 6, 2020 to apply for Retail Store Operator Licence).

The amendments implemented on March 2, 2020 also removed the regional distribution limits within the Province of Ontario, permitting retail cannabis stores to be opened in all municipalities that have not “opted out” of the retail cannabis system. As of the date of this Prospectus, the AGCO has implemented limits on the number of Retail Store Authorizations that a Retail Store Operator may hold, with Retail Store Operator currently permitted to hold up to 30 Retail Store Authorizations. It is anticipated that this cap will be increased to 75 Retail Store Authorizations, effective September 1, 2021.

As of the date of this Prospectus, a corporation is not eligible to be issued a Retail Store Operator Licence if more than twenty five percent (25%) of the corporation is owned or controlled, directly or indirectly, by one or more Licensed Producers or their affiliates (as defined under the Ontario Cannabis Regulations).

Saskatchewan

In the Province of Saskatchewan, the Cannabis Control (Saskatchewan) Act (“CCSA”) and the Cannabis Control (Saskatchewan) Regulations (“Saskatchewan Regulations”) establish the regulatory framework for the sale of adult-use cannabis, including the conditions required to obtain retail store and wholesale permits, as well as the conditions under which transfers of such permits are allowed. The Saskatchewan Liquor and Gaming Authority (“SLGA”) is responsible for the oversight of the private retail adult use cannabis industry in the Province of Saskatchewan, including the issuance of private retail licences, private wholesale permits, and the registration of Licensed Producers.

As of the date of this Prospectus, private cannabis retailers in the Province of Saskatchewan are permitted to sell cannabis, cannabis accessories and ancillary items in standalone storefront locations and deliver within the province using an approved delivery service or common carrier. In the case of online sale, certain requirements apply, which includes the requirement that all sales must be made only to persons of legal age located in the Province Saskatchewan. The SLGA is not directly engaged in the wholesale or retail distribution, or sale, of adult-use cannabis.

As of the date of this Prospectus, the CCSA, among other things:

●	Authorizes the SLGA to establish terms and conditions for cannabis permits, including in respect of the display, packaging or promotion of cannabis, and authorizes municipalities to fully or partially opt out of any cannabis activity authorized by a cannabis permit.

●	Does not establish requirements for the location of cannabis retail stores, and instead, defers to municipalities to set restrictions on the location of cannabis retail stores in their communities through enacting applicable land use by-laws.

●	Does not prohibit vertical integration or other close relationships between cannabis retailers and Licensed Producers.

●	Prohibits, among other things (i) individuals under the age of 19 from entering licensed premises or purchasing, obtaining, or possessing, cannabis, (ii) the sale of adult-use cannabis products to an intoxicated person, and (iii) the possession or consumption of cannabis at a school or childcare facility or at a campground for which a cannabis ban has been declared.

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As of the date of this Prospectus, private cannabis retailers in the Province of Saskatchewan (i) may only sell cannabis accessories and ancillary items that directly relate to cannabis, such as cannabis cookbooks, magazines and branded or themed apparel, and (ii) may not sell tobacco products, lottery tickets, snack foods and beverages, products or equipment typically associated with the extraction of cannabinoids through the use of organic solvents, or other items that may encourage the overconsumption of cannabis, the consumption of illicit cannabis or the consumption of cannabis by minors.

Although the Government of Saskatchewan had previously implemented limits on the allocation of the number of cannabis retail licences amongst municipalities across the province, the SLGA moved to an open licensing framework effective September 2020.

Manitoba

The Government of Manitoba has implemented a hybrid retail model for adult-use cannabis, governed by the Safe and Responsible Retailing of Cannabis Act (“SRRCA”), which introduced amendments to the Liquor and Gaming Control Act (Saskatchewan) and the Manitoba Liquor and Lotteries Corporation Act (Saskatchewan), and the Manitoba Cannabis Regulation. All cannabis retail locations in Manitoba are operated by licensed private retailers, however, such private retailers must sell cannabis sourced and supplied by the Manitoba Liquor and Lotteries Corporation (“MBLL”). Licensed private retailers in the Province of Manitoba are also authorized to conduct online sales.

The Liquor, Gaming and Cannabis Authority of Manitoba (“LGCA”) is responsible for regulating Manitoba’s cannabis industry, which includes licensing cannabis retail stores and distributors and ensuring that licensees comply with all regulatory requirements through regular inspections and audits. Among others, the LGCA is responsible for licensing cannabis stores and distributors in the Province of Manitoba, with its inspectors being responsible for compliance enforcement. The SRRCA includes, among others, provisions that:

●	Grant municipal governments the ability to prohibit retail cannabis sales within their boundaries by holding a plebiscite.

●	Ensure only cannabis grown by Licensed Producers is sold at retail locations.

●	Require all cannabis products sold in the Province of Manitoba are packaged and labelled according to federal requirements.

●	Impose increased penalties for specified offences.

Pursuant to the SRRCA the LGCA may issue the following two categories of retail cannabis licences:

●	The Controlled-Access Licence, which authorizes the operation of a cannabis retail store which does not allow customers to view or access cannabis until after purchase. A licensed premise operated under the Controlled-Access Licence must store cannabis behind a counter or behind shelving with covers to prevent customers from viewing cannabis.

●	The Age-Restricted Licence, which authorizes the operation of a cannabis retail store that persons under the age of 19 are prohibited from entering.

Previously, the Province of Manitoba had implemented restrictions on who may apply for a retail cannabis licence and a lottery process to allocate licences. However, effective June 1, 2020, the Province of Manitoba moved to Phase III of its retail cannabis framework, establishing an open market for adult-use cannabis sales. As of the date of this Prospectus, eligible persons and companies may apply to establish a cannabis retail store in any Manitoba community which allows the retail sale of cannabis.

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The Cannabis Regulation, 120/2018 (the “Manitoba Cannabis Regulation”) sets out requirements for licensed retailers and distributors, including particulars of store security, store layout, sale transactions, record-keeping requirements, restrictions on promotion and advertising, online sales and so on. In addition to the Manitoba Cannabis Regulation, retailers must also comply with the Terms and Conditions published by the LGCA.

U.S. CANNABIS-RELATED ACTIVITIES DISCLOSURE

In accordance with Staff Notice 51-352, the below discussion is intended to assist readers in understanding the extent of the Corporation and its subsidiaries’ involvement, and the risks inherent, in the U.S. cannabis industry, and address the disclosure expectations outlined in Staff Notice 51-352. In accordance with Staff Notice 51-352, the Corporation will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and intends to supplement and amend the same to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation.

Although the Corporation’s business activities are compliant with applicable U.S. state and local law, strict compliance with state and local laws with respect to cannabis-related activities may neither absolve the Corporation and/or its subsidiaries of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Corporation and or its subsidiaries.

Nature of Involvement in the U.S. Cannabis Industry

The Corporation indirectly derives a portion of its revenues from the cannabis industry in certain states, including the states of Illinois, Michigan, California, and Ohio, which industry is illegal under U.S. federal law. As of the date of this Prospectus, the Corporation and its subsidiaries are not directly or indirectly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational or medical cannabis industry in the U.S. However, the Corporation and its subsidiaries may be considered to have ancillary involvement in the U.S. cannabis industry in the following respects:

(a)	in the U.S. cannabis industry at large, by virtue of the operations of Valiant Canada, which involve the manufacture and distribution of branded smoking accessories and other alternative lifestyle products in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws;

(b)	in the U.S. cannabis industry at large, by virtue of the operations of the Grasscity Entities, which involve the distribution of smoking accessories and cannabis lifestyle products (such as grinders, rolling papers, glass bongs, smoking pipes, oil rigs and bubblers), through Grasscity.com, in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws; and

(c)	in the U.S. Industrial Hemp (as defined hereinafter) and Industrial Hemp-based CBD industry, by virtue of the operations of the Grasscity Entities, which involve the distribution of Industrial Hemp-based cannabidiol (“CBD”) oils and capsules, CBD skin care products, CBD edibles, and CBD smoking accessories such as vaporizers and cartridges, through CBDCity.com, in states such as Illinois, Michigan, California, and Ohio, in compliance with applicable laws.

Approximately 18% of the Corporation’s revenue for the financial year of the Corporation ended October 31, 2019 related to the U.S. cannabis industry.

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Cannabis is Illegal under U.S. Federal Laws

In the U.S., cannabis is largely regulated at the state level with certain states having authorized the medical and/or adult use of, and activities relating to, cannabis under certain circumscribed circumstances. However, as of the date of this Prospectus, the cultivation, distribution, possession, and use of cannabis is illegal under U.S. federal law pursuant to the U.S. CSA, subject to limited exceptions in respect of Industrial Hemp under certain circumscribed circumstances, discussed below (see “Industrial Hemp”). The U.S. CSA classifies cannabis as a Schedule I controlled substance with a high potential for abuse and no currently accepted medical use, which cannot be safely prescribed (the United States Food and Drug Administration has also not approved cannabis as a safe and effective drug for any indication as of the date of this Prospectus). Consequently, a range of activities, including cultivation and the personal use of cannabis, are prohibited by U.S. federal law notwithstanding the existence of state-level laws permitting such activities in respect of medical and/or adult use cannabis at the state-level in the U.S. Such activities, as well as attempting or conspiring to violate the U.S. CSA, or aiding and abetting in a violation of the U.S. CSA, are criminal acts under U.S. federal law.

Enforcement of U.S. Federal laws is a Significant Risk.

The Supremacy Clause establishes that the U.S. Constitution and federal laws made pursuant to it are paramount, and in case of conflict between federal and state law, the federal law is paramount. In respect of the U.S. cannabis industry, the conflict between U.S. federal law and state-level laws amid the presence of the Supremacy Clause has significant implications for the U.S. cannabis industry at large. In particular, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal laws and seek to prosecute actors involved in activities related to cannabis in the U.S. despite the fact that such activities may be in compliance with applicable state-level laws. Any enforcement of current U.S. federal laws by U.S. federal prosecutors could cause significant financial damage to the Corporation and the shareholders of the Corporation.

Limited Exceptions Applicable for Industrial Hemp

Prior to December 20, 2018, the cultivation or sale of Industrial Hemp for any purpose in the U.S. without a Schedule I registration with the U.S. Drug Enforcement Agency (“DEA”) was illegal, unless exempted by the 2014 Farm Bill. However, the 2018 Farm Bill, which was signed into law on December 20, 2018, removed Industrial Hemp and CBD from the Schedule I controlled substances list under the U.S. CSA, and established a regulatory framework for the cultivation and sale of Industrial Hemp. An earlier internal directive from the DEA issued to its agents on May 22, 2018, concerning the legality of Industrial Hemp and Industrial Hemp-derived products, confirms the DEA’s view that products and materials made from the cannabis plant (including cannabis extracts), to the extent falling outside the definition of cannabis (marijuana) in the U.S. CSA, are not controlled under the U.S. CSA, and may accordingly be sold and otherwise distributed throughout the U.S. without restriction under the U.S. CSA. However, despite the DEA indicating that it maintains no jurisdiction with regard to activities authorized by the 2014 Farm Bill and/or the 2018 Farm Bill, there remains significant uncertainty as to how other U.S. federal, state and local agencies, as well as financial institutions and service providers, will react to the provisions of the 2018 Farm Bill.

The Corporation believes that the Corporation and its subsidiaries will not be subject to any action taken by the DEA as long as the Corporation and its subsidiaries comply with the requirements of the 2014 Farm Bill and/or the 2018 Farm Bill, and applicable U.S. state laws, to the extent that their activities relate to Industrial Hemp. However, and despite the positive changes brought by the 2018 Farm Bill, there remain a number of considerations, potential changes in regulation, and uncertainties regarding the cultivation, sourcing, production and distribution of Industrial Hemp and products containing Industrial Hemp derivatives. Applicable laws and regulations in the U.S. remain subject to change as there are different interpretations among federal, state and local regulatory agencies, legislators, academics and businesses with respect to the treatment of the importation of derivatives from exempted portions of the cannabis plant, the scope of operation of the 2014 Farm Bill and the 2018 Farm Bill, and the authorizations granted to 2018 Farm Bill-compliant Industrial Hemp growers and licensed Industrial Hemp-derived CBD producers. These different federal, state, and local agency interpretations touch on, among other things, the regulation of cannabinoids by the DEA and/or the United States Food and Drug Administration. These uncertainties likely cannot be resolved without further federal and state legislation, regulation or a definitive judicial interpretation of existing legislation and rules, and in the interim period, there continue to be several legal barriers to selling Industrial Hemp and Industrial Hemp-derived CBD products, including, but not limited to barriers arising from, (i) the fact that Industrial Hemp and cannabis are both derived from the cannabis plant, (ii) the rapidly changing patchwork of state laws governing Industrial Hemp and Industrial Hemp-derived CBD, and (iii) the lack of United States Food and Drug Administration approval for CBD as a lawful food ingredient, food additive or dietary supplement.

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History of Legal Developments in the U.S. Cannabis Industry

In the U.S., cannabis containing in excess of 0.3% THC is categorized as a Schedule 1 controlled substance and is illegal under U.S. federal law, specifically the U.S. CSA. Even in U.S. states that have legalized the use of cannabis and its sale, such activities and certain related activities remain in violation of U.S. federal law that is punishable by imprisonment, substantial fines, and forfeiture. However, although federally illegal, the U.S. federal government’s approach to enforcement of the U.S. CSA has, at least until recently, trended toward non-enforcement.

The Cole Memorandums

In August 2013, then Deputy Attorney General James Cole authored a memorandum (the “Cole Memorandum”), which outlined the priorities for the DOJ relating to the prosecution of cannabis offenses. The Cole Memorandum acknowledged that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the U.S., several states had enacted laws relating to cannabis for medical purposes. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only priority cannabis-related conduct to enforce the U.S. CSA. States where medical cannabis had been legalized were not characterized as a priority. The enforcement priorities of the Cole Memorandum were reaffirmed, again, in a 2014 memorandum of the U.S. Department of Justice (the “2014 Cole Memorandum”).

The Sessions Memorandum

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued the Sessions Memorandum, which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the Cole Memorandum and the 2014 Cole Memorandum. While the Sessions Memorandum does not indicate that the prosecution of cannabis-related offenses is now priority for the DOJ, in rescinding the Cole Memorandum and the 2014 Cole Memorandum, the Sessions Memorandum granted U.S. federal prosecutors discretion in determining whether or not to prosecute cannabis and cannabis-related violations of U.S. federal law.

In the event that U.S. federal prosecutors exercise their discretion and pursue prosecutions against the Corporation or its subsidiaries, alleging cannabis and cannabis-related violations of U.S. federal law, then the Corporation or its subsidiaries could potentially face (i) the arrest of its employees, directors, officers, managers and investors, (ii) charges of ancillary criminal violations of the U.S. CSA, for aiding and abetting and conspiring to violate the U.S. CSA by virtue of providing financial support, services, or goods to participants in the cannabis industry, including state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis, (iii) restrictions on the entry of employees, directors, officers, managers and investors who are not U.S. citizens from entry into the U.S. for life, or (d) suspension of its U.S. business operations.

The Biden Administration

Former U.S. Attorney General Jeff Sessions resigned on November 7, 2018, at the request of former U.S. President, Donald Trump. Following Mr. Sessions’ resignation and the brief tenure of Matthew Whitaker as Acting U.S. Attorney General, William Barr was confirmed as the U.S. Attorney General on February 14, 2019. To the knowledge of the Corporation, the DOJ did not take a formal position on the enforcement of U.S. federal laws relating to cannabis under the leadership of Mr. Barr, or his successors, Acting U.S. Attorney Generals, Jeffery A. Rosen and John Demers, and further, has not taken a formal position on federal enforcement of laws relating to cannabis under the leadership of current Acting U.S. Attorney General, Monty Wilkinson.

The current U.S. President, Joseph Biden has nominated Merrick Garland to succeed Mr. Wilkinson as the U.S. Attorney General. It is unclear what impact, if any, the new administration will have on U.S. federal government enforcement policy on cannabis.

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Unless and until the U.S. Congress amends the U.S. CSA with respect to medical and/or adult use cannabis (and there can be no assurance as to the timing or scope of any such potential amendments, if any), there is a significant risk that federal authorities may enforce current U.S. federal law. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, any such occurrence could have a Material Adverse Effect.

There can be no assurance that U.S. state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of U.S. state laws within their respective jurisdictions.

The Leahy Amendment and Medical Cannabis

Although the Cole Memorandum and 2014 Cole Memo have been rescinded, one legislative safeguard for the medical cannabis industry remains in place in the U.S. Since 2014, the U.S. Congress has passed appropriations bills which included provisions to prevent the federal government from using congressionally appropriated funds to enforce U.S. federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law (currently the “Leahy Amendment”, but also sometimes referred to as the Rohrabacher-Farr Amendment).

The Leahy Amendment was included in the fiscal year 2019 omnibus appropriations bill signed by former U.S. President, Donald Trump on February 15, 2019, to prevent the U.S. federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. This extended the Leahy Amendment until September 30, 2019. On September 27, 2019, President Trump signed a continuing resolution to fund the government through November 21, 2019 to prevent a government shutdown. On December 20, 2019, the Further Consolidated Appropriations Act, 2020 was passed, which authorizes appropriations to fund the operation of certain agencies in the U.S. federal government through September 30, 2020. Additionally, the U.S. House of Representatives has recently passed a federal appropriations bill for fiscal year 2021 that continues the limitation of federal prosecution, noting that funds from the bill cannot be used by the DOJ to prevent U.S. states from enacting “laws that authorize the use, distribution, possession, or cultivation of medical marijuana.” However, it is uncertain that an appropriations bill will be enacted. As of the date of this Prospectus, the U.S. Congress has not completed action on appropriations for fiscal year 2021.

There can be no assurance that the Leahy Amendment will be included in future appropriations bills or that there will not be a shutdown of the U.S. federal government in the future (amid which shutdown, drug enforcement administration agents and U.S. federal prosecutors will be free to operate without any restriction otherwise imposed by the spending bill regarding interference with the medical cannabis industry). In the event of any such occurrence, there can be no assurance that the U.S. federal government will not seek to prosecute cases involving medical cannabis business that are otherwise compliant with U.S. state laws. Further, even if the Leahy Amendment is included in future appropriations bills, it is important to note that the Leahy Amendment provides no protection against businesses operating in compliance with a U.S. state’s recreational cannabis laws.

Recap and Summary

Cannabis remains illegal under federal law in the U.S. However, despite the current state of U.S. federal law, several U.S. states (including states within which the Corporation might indirectly derive a portion of its revenues from) have legalized recreational adult use of cannabis. In addition, well over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis without limits on THC, while other U.S. states have legalized and regulated the sale and use of medical cannabis with strict limits on the levels of THC.

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The conflict between U.S. federal law and U.S. state-level laws amid the presence of the Supremacy Clause, described above, has significant implications for the U.S. cannabis industry at large and for the Corporation. First, notwithstanding the existence of U.S. state-level laws permitting medical and/or recreational cannabis activities, and notwithstanding the fact that the Corporation and its subsidiaries, or industry partners may be in compliance with such U.S. state-level laws, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal laws and seek to prosecute actors involved in activities related to cannabis. Any enforcement of current U.S. federal laws by U.S. federal prosecutors could cause significant financial damage to the Corporation and the shareholders of the Corporation. Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a Material Adverse Effect, and may affect the Corporation’s reputation and ability to conduct business, its financial position, operating results, profitability or liquidity or the market price of its publicly traded securities. In addition, it is difficult to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Second, insofar as the activities of the Corporation and its subsidiaries relate to Industrial Hemp, while the Corporation believes that the Corporation and its subsidiaries will not be subject to any action taken by the DEA as long as the Corporation and its subsidiaries comply with the requirements of the 2014 Farm Bill and/or the 2018 Farm Bill, and applicable U.S. state laws, there remain a number of considerations, potential changes in regulation, and uncertainties regarding the cultivation, sourcing, production and distribution of Industrial Hemp and products containing Industrial Hemp derivatives. Applicable laws and regulations in the U.S. remain subject to change as there are different interpretations among federal, state and local regulatory agencies, legislators, academics and businesses with respect to the treatment of the importation of derivatives from exempted portions of the cannabis plant, the scope of operation of the 2014 Farm Bill and the 2018 Farm Bill, and the authorizations granted to 2018 Farm Bill-compliant Industrial Hemp growers and licensed Industrial Hemp-derived CBD producers. If existing applicable state or federal laws in respect of Industrial Hemp in the U.S. are repealed or curtailed, or otherwise interpreted in a manner adverse to the activities of the Corporation and its subsidiaries as they relate to Industrial Hemp, any such occurrence could have a Material Adverse Effect.

There can be no guarantee that U.S. state laws legalizing and regulating the sale and use of cannabis will not change or be repealed or overturned, or that local government authorities in the U.S. will not limit the applicability of U.S. state laws within their respective jurisdictions. There is a significant risk that future developments in the U.S. cannabis industry could result in third-party service providers suspending or withdrawing services essential to the Corporation and its subsidiaries to continue operations in the U.S., and a significant risk that regulatory bodies may impose certain restrictions on the Corporation’s ability to operate in the U.S.

Ability to Access Capital

The continued development of the Corporation’s U.S. operations may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of the Corporation’s current business strategy in the U.S. or the Corporation ceasing to carry on business in the U.S. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. Specifically, given the current laws regarding cannabis at the federal level in the U.S., traditional bank financing is typically not available to issuers engaged in the U.S. cannabis industry. The federal illegality of cannabis in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under several U.S. statutes, including money laundering statutes. As a result, the Corporation may not be able to secure financing on terms acceptable to it, or at all.

In the event that the Corporation raises funds to support its U.S. operations through the issuances of equity or convertible debt securities, existing shareholders of the Corporation could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other companies in furtherance of its U.S. operations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.

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Table of Concordance

In accordance with Staff Notice 51-352, the following is a table of concordance, which is intended to assist readers in identifying those parts of this Prospectus that address the disclosure expectations outlined in Staff Notice 51-352. Unless otherwise indicated, all cross references in the below table of concordance refer to subheadings under the heading “U.S. Cannabis-Related Activities Disclosure”.

Industry Involvement	Specific Disclosure Necessary to Fairly Present All Material Facts, Risks and Uncertainties	Cross References / Notes
All Issuers with U.S. Cannabis- Related Activities	Describe the nature of the issuer’s involvement in the U.S. cannabis industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.	See: ● “Nature of Involvement in the U.S. Cannabis Industry”

	Prominently state that cannabis is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	See: ● “Nature of Involvement in the U.S. Cannabis Industry” ● “Cannabis is Illegal under U.S. Federal Laws” ● “Recap and Summary”

	Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. cannabis-related activities.	See: ● “History of Legal Developments in the U.S. Cannabis Industry”

	Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.	See: ● “Nature of Involvement in the U.S. Cannabis Industry” ● “Cannabis is Illegal under U.S. Federal Laws” ● “History of Legal Developments in the U.S. Cannabis Industry” ● “Recap and Summary”

	Given the illegality of cannabis under U.S. federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.	See: ● “Ability to Access Capital”

	Quantify the issuer’s balance sheet and operating statement exposure to U.S. cannabis-related activities.	See: ● “Nature of Involvement in the U.S. Cannabis Industry”

	Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	The Corporation has received legal advice from U.S. attorneys regarding (i) compliance with applicable U.S. state regulatory frameworks and (ii) potential exposure and implications arising from U.S. federal law. The Corporation and its U.S. counsel continue to monitor compliance carefully on an ongoing basis.

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U.S. Cannabis Issuers with direct involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	N/A

	Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s licence, business activities or operations.	N/A

U.S. Cannabis Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	N/A

	Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any noncompliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.	N/A

U.S. Cannabis Issuers with material ancillary involvement	Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

The Corporation takes commercially reasonable steps to (i) regularly monitor the development of applicable federal and state laws within the U.S., licensing requirements and regulatory frameworks, (ii) engage U.S. legal counsel, where appropriate, to ensure it is operating in compliance with all applicable laws and permits, and (ii) ensure that all third parties with which the Corporation or its subsidiaries engage in business dealings with are in compliance with the applicable cannabis regulatory framework enacted by the applicable state.

The Corporation believes that it is, and to the best of its knowledge, believes that each third party with which it has a working business relationship is, as of the date of this Prospectus, in compliance with the applicable cannabis regulatory framework in the U.S. states in which it operates.

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Consolidated Capitalization

Except as described below, there have not been any material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements. The following is a summary of the material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements:

(a)	Between August 1, 2020 and September 14, 2020, the Corporation issued an aggregate of 2,850,000 Warrants.

(b)	Between August 26, 2020 and November 16, 2020, the Corporation issued an aggregate of 4,886,386 Common Shares, upon the conversion of, and in settlement of interest outstanding on, certain Unsecured Debentures.

(c)	On November 17, 2020, the Corporation issued an aggregate of (i) 196,063,610 Common Shares, (ii) 3,683,280 stock options of the Corporation (“Options”), (iii) 886,929 restricted share units of the Corporation (“RSUs”), and (iv) 44,938,012 Warrants, in each case in connection with the Arrangement.

(d)	On November 17, 2020, the Corporation assumed (i) a secured term loan in the principal amount of $21,150,000, and (ii) an unsecured term loan in the principal amount of $13,000,000, in each case in connection with the Arrangement.

(e)	On November 20, 2020, the Corporation issued an aggregate of 16,200,000 Options to certain employees, directors, and consultants of the Corporation.

(f)	On November 30, 2020, the Corporation issued an aggregate of 1,025,477 Common Shares, in settlement of outstanding fees payable to the certain directors of the Corporation and members of Management.

(g)	On December 4, 2020, the Corporation issued an aggregate of 1,124,999 Common Shares, in settlement of interest on outstanding Unsecured Debentures.

(h)	On December 4, 2020, the Corporation issued an aggregate of 2,750,000 Options to certain employees, directors, and consultants of the Corporation.

(i)	On December 14, 2020, the Corporation issued secured convertible debentures of the Corporation (“Secured Debentures”) in the aggregate principal amount of $980,000.

(j)	Between December 16, 2020 and January 27, 2021, the Corporation issued an aggregate of 20,855,613 Common Shares, upon the conversion of Unsecured Debentures.

(k)	On January 4, 2021, the Corporation issued an aggregate of 1,000,000 Options to a director of the Corporation.

(l)	On January 5, 2021, the Corporation issued an aggregate of 800,000 Common Shares, in settlement of interest on outstanding Unsecured Debentures.

(m)	Between January 25, 2021 and January 27, 2021, the Corporation issued an aggregate of 800,824 Common Shares, upon the exercise of Warrants.

(n)	Between January 26, 2021 and February 2, 2021, the Corporation issued an aggregate of 112,500 Common Shares, upon the exercise of Options.

(o)	Between January 27, 2021 and January 29, 2021, the Corporation issued an aggregate of 15,229,075 Common Shares, upon the conversion of Unsecured Debentures.

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The following table sets forth the consolidated capitalization of the Corporation, on an undiluted basis, as at July 31, 2020, and the pro forma consolidated capitalization of the Corporation as at July 31, 2020, after giving effect to the material changes in the share and loan capital of the Corporation, on an undiluted, consolidated basis, since July 31, 2020 up to the date of this Prospectus, and adjusted to give effect to the Offering. The below table should be read in conjunction with the consolidated financial statements of the Corporation and the related notes and management’s discussion and analysis in respect of those statements that are incorporated by reference in this Prospectus.

			As at July 31, 2020, after giving effect to the Offering(1)
	Authorized	As at July 31, 2020	Assuming Over-Allotment Option is Unexercised	Assuming Exercise of the Over-Allotment Option
Shareholder Equity

Common Shares(1)	Unlimited	236,380,280	520,670,028	526,920,027

Warrants	Unlimited	132,201,464	153,637,078	156,762,077

Options	10% of I/O Common Shares(2)	9,410,000	25,730,780	25,730,780

Restricted Share Units	10% of I/O Common Shares(2)	N/A	886,929	886,929

Debt

Convertible Debentures (Unsecured)	—	$17,838,000	$14,941,826	$14,941,826

Convertible Debentures (Secured)	—	$15,807,500	$32,337,500	$32,337,500

Loan Agreements(3)	—	$4,540,000	$17,040,000	$17,040,000

Notes:

(1)	Excludes Common Shares issuable upon the exercise of convertible securities of the Corporation, including, but not limited to, Broker Warrants, Additional Warrants, Warrants (including the Warrants underlying the Broker Warrant Units), Options, Secured Debentures, Unsecured Debentures, and the Windsor Loan Agreement.
(2)	Pursuant to the restricted share unit award plan of the Corporation (the “RSU Plan”), the maximum number of Common Shares that may be issued pursuant to the RSU Plan may not exceed in the aggregate, and together with all of the Corporation’s other security based compensation arrangements and including the stock option plan of the Corporation, 10% of the issued and outstanding Common Shares as at November 18, 2020.
(3)	Includes (i) the outstanding balances of the term loans of the Corporation, in the amount of $4,040,000, and (ii) the outstanding balances of the term loans of Old Meta Growth, in the amount of $13,000,000, assumed by the Corporation in connection with the Arrangement.

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USE OF PROCEEDS

Net Proceeds

The expected net proceeds to the Corporation from the Offering (assuming no exercise of the Over-Allotment Option, and that there were no sale of Units to purchasers on the President’s List) are estimated to be $18,800,000, after deducting the Underwriters’ Fee of $1,200,000, but before deducting the expenses of the Offering (estimated to be approximately $350,000). The Corporation intends to use the net proceeds of the Offering for the purposes outlined below.

If the Over-Allotment Option is exercised in full (and assuming that there were no sale of Units to purchasers on the President’s List), the net proceeds to the Corporation from the Offering are estimated to be $21,619,999, after deducting the Underwriters’ Fee of $1,380,000, but before deducting the expenses of the Offering (estimated to be approximately $350,000). The net proceeds from the exercise of the Over-Allotment Option, if any, are expected to be used for general corporate and other working capital purposes.

Principal Purposes

The Corporation currently anticipates using the estimated net proceeds from the Offering (assuming no exercise of the Over-Allotment Option) as set forth in the following table:

Principal Purposes	Estimated Allocation Amount of Net Proceeds(2)
Construction and opening approximately 15 new cannabis retail stores in the provinces of Ontario, Alberta, British Columbia, and Saskatchewan(1)	$4,500,000

Repayment of outstanding Indebtedness(2)	$5,560,000

Acquisition of Smoke Cartel, Inc.(3)	$2,600,000

General Corporate and Working Capital Purposes	$6,140,000
TOTAL:	$18,800,000

Notes:

(1)	Includes costs and expenses associated with the purchase of the inventory necessary to open the cannabis retail stores.
(2)	Includes, in each case as at the date of this Prospectus, (i) approximately $3,560,000 in principal amount and interest payable on outstanding Unsecured Debentures, maturing between April 2021 and June 2021, and (ii) approximately $2,000,000 in principal amount and interest payable on outstanding promissory notes of the Corporation, maturing in September 2021. The allocation of the net proceeds assumes that the Corporation (i) will be able to enter into favourable arrangements, on commercially reasonable terms, with one or more of the holders of the Secured Debentures as well as the counterparties to the loan agreements, to extend the maturity of the relevant debt instrument or otherwise reduce the aggregate indebtedness thereunder, and (ii) may be unable to enter into favourable arrangements, on commercially reasonable terms, with one or more of the holders of the Unsecured Debentures, and the holders of the promissory notes of the Corporation, to extend the maturity of relevant debt instrument or otherwise reduce the aggregate indebtedness thereunder. In the event that the Corporation is successful in entering into such arrangements, the Corporation may consider, and where appropriate, reallocate a portion of the proceeds to one or more of the principal purposes noted in the above table.
(3)	Includes US$2,000,000 allocated towards the satisfaction of the Cash Consideration anticipated to be payable pursuant to the Smoke Cartel Acquisition Agreement, and ancillary costs and expenses associated with the said transaction. See “Summary Description of the Business - Recent Developments - Smoke Cartel Agreement.”

Although the Corporation intends to use the proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary depending on future developments or unforeseen events. There can be no assurance that the above objectives will be completed. See “Risk Factors – Discretion in the Use of Proceeds”.

Until applied, the net proceeds will be held as cash balances in the Corporation’s bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof. Unallocated funds from the Offering will be added to the working capital of the Corporation, and will be expended at the discretion of Management.

No Minimum Offering

No minimum amount of funds must be raised under the Offering. This means that the Corporation could complete the Offering after raising only a small proportion of the Offering amount set out above. There can be no assurance that the Corporation will receive sufficient net proceeds from the Offering to accomplish some or all of the objectives set out above

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Business Objectives and Milestones

The Corporation’s intended use of the net proceeds from the Offering is consistent with its strategy of achieving growth through commercialization, both through market entry and market expansion, research and development, increasing its product inventory and attracting and retaining talent with various expertise.

The following table sets out the significant events which must occur in order for the Corporation to accomplish the primary business objectives (described above) and for which the Corporation has allocated the net proceeds from the Offering:

Business Objective	Milestone(s) that must occur for Business Objective to be Accomplished	Anticipated Timing(1)
Construction and opening approximately 15 new cannabis retail stores in the provinces of Ontario, Alberta, British Columbia, and Saskatchewan	● Obtain the requisite Authorizations (including, Retail Store Authorizations) necessary to commence operations ● Order and receive inventory necessary to commence operations	Q1, 2021 to Q4, 2021
Acquisition of Smoke Cartel, Inc.	● Complete the Offering and satisfy customary closing conditions in the Smoke Cartel Acquisition Agreement ● Obtain the requisite Authorizations	Q1 2021

Notes:

(1)	All quarterly references refer to calendar quarters.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Units

Each Unit will be comprised of one Unit Share (being a Common Share forming a part of each Unit) and one half of one Warrant. Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances in accordance with the terms of the Warrant Indenture, one Warrant Share, at an exercise price of $0.58 until the date that is 36 months following the Closing Date. The Units will separate into Unit Shares and Warrants immediately upon issue.

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares without par value. Each Common Share carries the right to attend and vote at all general meetings of shareholders of the Corporation. As at July 31, 2020, there were (i) 236,380,280 Common Shares issued and outstanding, and as at the date of this Prospectus, there were 479,003,362 Common Shares issued and outstanding, in each case on a non-diluted basis.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation and to attend and cast one (1) vote per Common Share at all such meetings. Holders of Common Shares are entitled to receive dividends if, as and when declared by the Board at its discretion from funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the Corporation, the holders of Common Shares are entitled to participate on a pro rata basis in any distribution of the remaining property or assets of the Corporation, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares of the Corporation ranking senior in priority to, or on a pro rata basis with, the Common Shares. The Common Shares do not carry any pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase rights, nor do they contain any sinking fund or purchase fund provisions. There are no provisions requiring a holder of Common Shares to contribute additional capital, and there are no restrictions on the issuance of additional Common Shares by the Corporation.

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Warrants

The Warrants will be issued under, and be governed by, the terms of the Warrant Indenture. The following summary of the material provisions of the Warrants to be issued pursuant to the Offering and certain anticipated provisions of the Warrant Indenture does not purport to be complete and is subject to and is qualified in its entirety by reference to the detailed provisions of the Warrant Indenture. Promptly following execution thereof, a copy of the Warrant Indenture will be made available electronically under the Corporation’s issuer profile on SEDAR at www.sedar.com, and reference should be made to the Warrant Indenture for the full text of the attributes of the Warrants.

Each Warrant will entitle the holder to purchase one Warrant Share at a price of $0.58. The exercise price and the number of Warrant Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Each Warrant will be exercisable at any time prior to 4:00 p.m. (Toronto time) on the date that is 36 months following the Closing Date, after which time the Warrants will expire and become null and void.

The Warrant Indenture is expected to provide for adjustment to the exercise price of the Warrants and/or to the number or kind of securities issuable upon the exercise of the Warrants upon the occurrence of certain events, including:

(a)	a subdivision of the Common Shares into a greater number of Common Shares or a consolidation of the Common Shares into a lesser number of Common Shares;

(b)	the issuance of Common Shares or securities exchangeable or convertible into Common Shares to all or substantially all the holders of Common Shares by way of a stock dividend or other distribution;

(c)	the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, of Common Shares on such record date; and/or

(d)	subject to certain exceptions, a distribution by the Corporation to all or substantially all the holders of the Common Shares, of securities of any class (whether of the Corporation or any other corporation) other than Common Shares, rights, options or warrants, evidences of indebtedness, or cash, securities, or other property or assets.

The Warrant Indenture is also expected to provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or the exercise price per security in the event of the following additional events:

(a)	a reclassification of the Common Shares;

(b)	the amalgamation, plan of arrangement or merger of the Corporation with or into another entity (other than an amalgamation, plan of arrangement or merger which does not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); and/or

(c)	a transfer (other than to one of the Corporation’s subsidiaries) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.

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No adjustment in the exercise price or the number of Warrant Shares will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least one percent (1%) in the exercise price or the number of Warrant Shares purchasable upon exercise by at least one one-hundredth (1/100th) of a Common Share, as the case may be.

The Corporation also expects to covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, the Corporation will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fraction of a Warrant Share will be issued upon the exercise of a Warrant, and no cash or other consideration will be paid in lieu thereof. Holders of Warrants will not have any voting rights or pre-emptive rights or any other rights, which a holder of Common Shares would have.

From time to time, the Corporation and the Warrant Agent may, without the consent of or notice to the holders of Warrants, amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which is expected to be defined in the Warrant Indenture as a resolution either (i) passed at a meeting of the holders of Warrants at which there are present in person or represented by proxy, , registered holders of Warrants representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on such resolution, or (ii) adopted by an instrument in writing signed by the holders of not less than 66⅔% of the aggregate number of all then outstanding Warrants.

The Warrants and the Warrant Shares have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Warrants will not be exercisable by or on behalf of, or for the account or benefit of, a person in the U.S. or a U.S. Person, unless registered under the U.S. Securities Act or an exemption from such registration is available, and the Warrants and will bear a legend stating such. Certificates representing the Warrant Shares will not be registered or delivered to an address in the United States, unless an exemption from registration under the U.S. Securities Act and any applicable securities laws of the applicable state of the United States is available and the Corporation has received an opinion of legal counsel of recognized standing or other evidence to such effect in form and substance reasonably satisfactory to the Corporation. At the time of exercise of the Warrants, the holder of the Warrant will be required to provide certification pursuant to the terms of the Warrants that the holder is not in the United States or a U.S. Person and the Warrant is not being exercised on behalf of a U.S. Person or a person in the United States, or provide the required opinion of legal counsel. A holder who is a Qualified Institutional Buyer or a U.S. Accredited Investor, as applicable, at the time of exercise of the Warrants who purchased Units in the Offering to, or for the account or benefit of, persons in the United States or U.S. Persons will not be required to deliver an opinion of counsel or such other evidence in connection with the exercise of Warrants that are a part of those Units, other than a completed notice of exercise.

THE FOREGOING SUMMARY OF CERTAIN PROVISIONS OF THE WARRANT INDENTURE DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PROVISIONS OF THE WARRANT INDENTURE, WHICH WILL BE MADE AVAILABLE ELECTRONICALLY UNDER THE CORPORATION’S ISSUER PROFILE ON SEDAR AT WWW.SEDAR.COM PROMPTLY FOLLOWING EXECUTION THEREOF.

Broker Warrants

As additional consideration for the services rendered in connection with the Offering, the Corporation has agreed to issue to the Underwriters such number of Broker Warrants as is equal to 6.0% of the aggregate number of Units sold under the Offering (including any Additional Units), provided that the number of Broker Warrants shall be reduced to 3.0% in respect of sales to purchasers on the President’s List. Each Broker Warrant will entitle the holder thereof to purchase one Broker Warrant Unit at an exercise price equal to the Offering Price at any time on or before the date that is 36 months after the Closing Date. The Broker Warrant Units will have the same terms as the Units. This Prospectus also qualifies the distribution of the Broker Warrants to the Underwriters.

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The certificate representing the Broker Warrants will provide for standard adjustments in the number of Common Shares issuable upon the exercise of the Broker Warrants and/or the exercise price per Broker Warrant upon the occurrence of certain events, including:

(a)	a subdivision of the Common Shares into a greater number of Common Shares or a consolidation of the Common Shares into a lesser number of Common Shares; and/or

(a)	the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price” of the Common Shares on such record date.

The Broker Warrants are non-transferable and will not be listed or quoted on any securities exchange. The holders of the Broker Warrants will not have any voting right or any other rights which a holder of Common Share would have.

PRIOR SALES

The following sections summarize details of the securities issued by the Corporation during the twelve (12) month period before the date of this Prospectus, including Common Shares and securities convertible into Common Shares.

Common Shares

Date Issued	Number of Securities	Issuance Price per Security
February 14, 2020	3,000,000	$0.20
February 20, 2020	5,000,000	$0.20
March 6, 2020	612,764	$0.17
April 17, 2020	1,966,666	$0.12
June 15, 2020	1,871,343	$0.171
August 26, 2020	1,851,852	$0.19
October 20, 2020	1,858,064	$0.19
November 16, 2020	1,176,470	$0.17
November 18, 2020	196,063,610(1)	N/A
November 30, 2020	1,025,477	$0.17
December 4, 2020	1,124,999	$0.188
December 16, 2020	2,272,727	$0.22
December 30, 2020	2,272,727	$0.22
January 5, 2021	2,272,727	$0.22
January 5, 2021	800,000	$0.30
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Date Issued	Number of Securities	Issuance Price per Security
January 7, 2021	2,272,727	$0.22
January 25, 2021	824	$0.35
January 26, 2021	62,500	$0.20
January 27, 2021	800,000	$0.30
January 27, 2021	11,764,705	$0.17
January 27, 2021	10,227,272	$0.22
January 27, 2021	456,349	$0.25
January 29, 2021	4,545,454	$0.22
February 2, 2021	50,000	$0.20
February 3, 2021	1,136,363	$0.22
February 3, 2021	588,235	$0.17

Notes:

(1)	Issued to the shareholders of Meta Growth in exchange for all of the issued and outstanding common shares in the capital of Meta Growth, pursuant to the Arrangement.

Options

Date Issued	Number of Securities	Exercise Price per Security
February 11, 2020	200,000	$0.50
November 18, 2020	3,683,280(1)	$0.77
November 25, 2020	16,200,000	$0.20
December 8, 2020	2,750,000	$0.20
January 4, 2021	1,000,000	$0.255

Notes:

(1)	Issued in connection with the Arrangement to the holders of Old Meta Options, in exchange for all of the issued and outstanding Old Meta Options.

Warrants

Date Issued	Number of Securities	Exercise Price per Security
September 13, 2020	1,600,000	$0.30
November 18, 2020	40,076,412(1)	$0.35
November 18, 2020	741,600(1)	$1.31
November 18, 2020	4,120,000(1)	$1.10

Notes:

(1)	Issued in connection with the Arrangement to the holders of Old Meta Warrants, in exchange for all of the issued and outstanding Old Meta Warrants.

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Secured Convertible Debentures

Date Issued	Principal Amount	Conversion Price per Security
July 23, 2020	$10,807,500	$0.425
November 18, 2020 (1)	$21,150,000	$0.22
December 14, 2020	$980,000	$0.17

Notes:

(1)	Issued in connection with the Arrangement, whereunder the Corporation assumed Old Meta Growth’s obligations to the holders of the Old Meta Debentures.

TRADING PRICE AND VOLUME

The Common Shares were listed on the TSXV effective November 19, 2020, and as at the date of this Prospectus, continue to be listed on the TSXV under the trading symbol “HITI”. Prior to November 19, 2020, the Common Shares were listed on the Canadian Securities Exchange (the “CSE”) under the trading symbol “HITI”, from December 17, 2018 to November 18, 2020. The Common Shares are currently also listed and posted for trading on the FSE, under the symbol “2LY”, and on the OTC, under the symbol “HITIF”.

The following tables sets forth information relating to the trading of the Common Shares on the TSXV and the CSE for the months indicated:

TSXV

Month	High	Low	Trading Volume
February 2021(1)	$0.60	$0.44	34,952,310
January 2021	$0.690	$0.265	88,998,931
December 2020	$0.285	$0.165	40,401,972
November 2020(1)	$0.210	$0.175	10,484,481

Notes:

(1)	From February 1, 2021 to February 4, 2021.
(2)	From November 19, 2020 to November 30, 2020.

CSE

Month	High	Low	Trading Volume
November 2020	$0.19	$0.16	9,200,442
October 2020	$0.175	$0.15	10,115,225
September 2020	$0.20	$0.16	14,279,967
August 2020	$0.215	$0.145	14,368,381
July 2020	$0.165	$0.14	6,641,701
June 2020	$0.22	$0.15	12,334,915
May 2020	$0.20	$0.135	6,971,101
April 2020	$0.165	$0.09	4,734,470
March, 2020	$0.185	$0.085	8,144,538
February, 2020	$0.22	$0.14	4,049,504
January, 2020	$0.26	$0.15	11,415,790
December, 2019	$0.23	$0.16	7,211,534
November, 2019	$0.285	$0.18	4,123,640

Notes:

(1)	From November 1, 2020 to November 18, 2020.

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The closing price of the Common Shares on the TSXV, the OTC, and the FSE on February 1, 2021, the date of the announcement of the Offering, was, at the end of the trading day but prior to the announcement of the Offering, $0.55, US$0.4358, and €0.38 per Common Share, respectively. On February 4, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV, the OTC, and the FSE was $0.60, US$0.4627, and €0.388, respectively.

PLAN OF DISTRIBUTION

IN THIS SUBHEADING, REFERENCES TO THE “UNDERWRITING AGREEMENT” SHALL REFER TO THE BOUGHT DEAL ENGAGEMENT AGREEMENT UNTIL SUCH TIME AS THE UNDERWRITING AGREEMENT IS ENTERED INTO AS PROPOSED BY THE CORPORATION AND THE CO-LEAD UNDERWRITERS, A WHICH TIME, THE UNDERWRITING AGREEMENT WILL REPLACE AND SUPERSEDE THE BOUGHT DEAL ENGAGEMENT AGREEMENT.

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have agreed to purchase, as principals, 41,666,666 Units at a price of $0.48 per Unit, for aggregate gross consideration of $20,000,000 payable in cash to the Corporation against delivery of the Units. The Offering Price has been determined by arm’s length negotiation between the Corporation and the Co-Lead Underwriters with reference to the prevailing market price of the Common Shares. The obligations of the Underwriters under the Underwriting Agreement are subject to certain closing conditions and may be terminated at its discretion on the basis of “disaster out”, “material change out”, “regulatory out”, “material adverse effect out” and “breach out” provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Units if any Units are purchased under the Underwriting Agreement.

The Underwriters have been granted the Over-Allotment Option, exercisable, in whole or in part, at the sole discretion of the Underwriters, until the Over-Allotment Deadline to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised to acquire: (i) up to 6,249,999 Additional Units, (ii) up to 6,249,999 Additional Shares, at a price to be agreed to by the Corporation and the Co-Lead Underwriters, (iii) up to 3,124,999 Additional Warrants, at a price to be agreed to by the Corporation and the Co-Lead Underwriters, or (iv) any combination of the Additional Units, the Additional Shares, and the Additional Warrants, provided that the aggregate number of Additional Shares and Additional Warrants which may be issued under the Over-Allotment Option does not exceed 6,249,999 Additional Units, 6,249,999 Additional Shares and 3,124,999 Additional Warrants.

The Additional Warrants will have the same terms as the Warrants. The Over-Allotment Option is exercisable by the Underwriters giving notice to the Corporation prior to the Over-Allotment Deadline, which notice shall specify the number of Additional Units, Additional Shares and/or Additional Warrants to be purchased. This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Additional Units, Additional Shares and Additional Warrants issuable upon exercise of the Over-Allotment Option. A purchaser who acquires securities (including, but not limited to the Additional Units, Additional Shares and Additional Warrants) forming part of the Underwriters’ over-allocation position acquires such securities under the Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In consideration for the services provided by the Underwriters in connection with the Offering, and pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters the Underwriters’ Fee, equal to 6.0% of the gross proceeds from the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option). The Underwriters’ Fee applicable to the portion of the gross proceeds of the Offering from sales to purchasers on the President’s List will be reduced to 3.0% on an amount up to $3,000,000. As additional compensation, the Corporation has agreed to issue to the Underwriters such number of Broker Warrants as is equal to 6.0% of the number of Units sold pursuant to the Offering. Each Broker Warrant entitles the holder thereof to purchase one Broker Warrant Unit at an exercise price equal to the Offering Price at any time on or before the date that is 36 months after the Closing Date. The number of Broker Warrants shall be reduced to 3.0% in respect of sales to purchasers on the President’s List. This Prospectus also qualifies the distribution of the Broker Warrants to the Underwriters. The Corporation has also agreed to reimburse the Underwriters for certain expenses related to the Offering. There are no payments in cash, securities or other consideration being made, or to be made, to a promoter, finder or any other person or company in connection with the Offering other than the payments to be made to the Underwriters in accordance with the terms of the Underwriting Agreement.

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Pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to indemnify the Underwriters and their directors, officers, employees, shareholders, unitholders, advisors and agents against, certain liabilities and expenses and to contribute to payments the Underwriters may be required to make in respect thereof.

The Offering is being made in each of the provinces and territories of Canada, except Québec. The Units will be offered in each such jurisdiction through the Underwriters or their affiliates who are registered to offer the Units for sale in such jurisdiction and such other registered dealers as may be designated by the Underwriters. The Units may also be offered and sold in the United States and to, or for the account or benefit of, U.S. Persons in a private placement.

The Corporation has applied to list (i) the Unit Shares, (ii) the Warrant Shares, (iii) the Additional Shares, (iv) the Common Shares issuable on the exercise of the Additional Warrants, the Broker Warrants, and the Warrants comprising the Broker Warrant Units, and (v) the Warrants (including the Warrants underlying the Broker Warrant Units) on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.

Unit Shares, the Warrant Shares, the Broker Warrant Shares, and the Warrants on the TSXV. Listing will be subject to the Corporation fulfilling all of the requirements of the TSXV.

The Underwriters propose to offer the Units initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Units at the Offering Price, the offering price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Units is less than the gross proceeds paid by the Underwriters to the Corporation.

Pursuant to the Underwriting Agreement, without the prior written consent of the Co-Lead Underwriters, such consent not to be unreasonably withheld, the Corporation has agreed not to issue, negotiate or enter into any agreement to sell or issue or announce the issue of, any equity securities or debt securities of the Corporation, other than: (i) in connection with the Offering, (ii) pursuant to the grant of options, restricted share units, or other securities of the Corporation in the normal course pursuant to the Corporation’s equity incentive plan or the issuance of securities pursuant to the exercise or conversion, as the case may be, of securities of the Corporation outstanding on the date hereof, (iii) as consideration in connection with an acquisition of assets or of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions, (iv) in settlement of outstanding indebtedness of the Corporation to arm’s length third parties (including, in settlement of principal and interest payable on the outstanding debt instruments of the Corporation), subject to a maximum of $2.0 million for the settlement of outstanding indebtedness and interest payable thereon at currently prevailing conversion prices, or (v) on the exercise of the Warrants, for a period of 90 days following the Closing Date. In addition, and subject to certain exceptions, all “reporting insiders” (as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions) of the Corporation shall agree, prior to the Closing Date, not to sell, or agree to sell (or announce any intention to do so), any Common Shares or equity securities of the Corporation or securities exchangeable or convertible into Common Shares for a period of 90 days from the Closing Date without the prior written consent of the Co-Lead Underwriters, which consent will not be unreasonably withheld.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Units. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, or (iii) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSXV, in the over-the counter market, or otherwise.

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Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about February 23, 2021, or such other date as may be agreed upon by the Corporation and the Underwriters, but in any event not later than 42 days after the date of the receipt for the (final) short form prospectus. It is anticipated that the Units will be delivered under the book-based system through CDS or its nominee and deposited in electronic form. A purchaser of Units will receive only a customer confirmation from the registered dealer from or through which the Units are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold Units on behalf of owners who have purchased Units in accordance with the book-based system. No certificates will be issued unless specifically requested or required. Notwithstanding the foregoing, all Units, Unit Shares and Warrants offered and sold in the United States or to or for the account or benefit of U.S. Persons who are U.S. Accredited Investors, and who are not Qualified Institutional Buyers will be issued in certificated, individually registered form.

The Unit Shares and the Warrants comprising the Units offered hereby and the Warrant Shares issuable upon exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, to, or for the account or benefit of, a person in the U.S. or a U.S. Person, unless registered under the U.S. Securities Act or an exemption from such registration is available, and the Warrants and will bear a legend stating such.

Each Underwriter has agreed that, except as permitted by the Underwriting Agreement and as expressly permitted by applicable U.S. federal securities laws and the securities laws of the applicable state of the United States, it will not offer or sell the Units at any time to, or for the account or benefit of, any person in the United States or any U.S. Person as part of its distribution. The Underwriting Agreement permits the Underwriters acting through its United States broker-dealer affiliate to (i) offer the Units for sale by the Corporation in the United States and to or for the account or benefit of U.S. Persons as substituted purchasers that are U.S. Accredited Investors, in compliance with Rule 506(b) of Regulation D under the U.S. Securities Act and applicable U.S. state securities laws, and (ii) reoffer and resell the Units that they have acquired pursuant to the Underwriting Agreement in the United States and to, or for the account or benefit of U.S. Persons, that are Qualified Institutional Buyers in compliance with Rule 144A under the U.S. Securities Act and applicable U.S. state securities laws. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Units outside the United States to non-U.S. Persons only in accordance with Rule 903 of Regulation S. The Units, and the Unit Shares and the Warrants comprising the Units, that are offered or sold to, or for the account or benefit of, a person in the United States or a U.S. Person, and any Warrant Shares issued upon the exercise of such Warrants, will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and will be subject to restrictions to the effect that such securities have not been registered under the U.S. Securities Act or the securities laws of the applicable state of the United States and may only be offered, sold, pledged or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the applicable state of the United States.

The Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of the applicable state of the United States, and the Warrants will not be exercisable by or on behalf of a person in the United States or a U.S. Person, nor will certificates representing the Warrant Shares be registered or delivered to an address in the United States, unless an exemption from registration under the U.S. Securities Act and the securities laws of the applicable state of the United States is available and the Corporation has received an opinion of legal counsel of recognized standing or other evidence to such effect in form and substance reasonably satisfactory to the Corporation. Notwithstanding the foregoing, a holder who is a Qualified Institutional Buyer or a U.S. Accredited Investor, as applicable, at the time of exercise of the Warrants who purchased Units in the Offering to, or for the account or benefit of, persons in the United States or U.S. Persons will not be required to deliver an opinion of legal counsel or such other evidence in connection with the exercise of Warrants that are a part of those Units.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units offered under the Offering in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units in the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made other than in accordance with an exemption from such registration requirements.

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ELIGIBILITY FOR INVESTMENT

In the opinion of Garfinkle Biderman LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) in force on the date of this Prospectus, the Unit Shares, Warrants, and Warrant Shares, if issued on the date hereof, would be a qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered education savings plan (“RESP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered disability savings plan (“RDSP”) or tax-free savings account (a “TFSA”) (each, a “Registered Plan”), provided that, subject to the provisions of any particular Registered Plan, at such time:

(a)	in the case of the Unit Shares and Warrant Shares, (i) such shares are listed on a “designated stock exchange” within the meaning of the Tax Act (which, on the date hereof, includes Tier 1 and Tier 2 of the TSXV and the FSE), or (ii) the Corporation otherwise qualifies as a “public corporation” (as defined in the Tax Act); and

(b)	in the case of the Warrants, (i) the Warrants are listed on a “designated stock exchange” within the meaning of the Tax Act (which, on the date hereof, includes Tier 1 and Tier 2 of the TSXV and the FSE), or (ii) the Warrant Shares are qualified investments as described in paragraph (a), above, and the Corporation is not an annuitant, a beneficiary, an employer or a subscriber under or a holder of the particular Registered Plan and deals at arm’s length (within the meaning of the Tax Act) with each person who is an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan.

Notwithstanding that the Unit Shares, Warrants, and Warrant Shares may be a qualified investment for a trust governed by an RRSP, RRIF, RESP, RDSP or a TFSA, the annuitant under an RRSP or RRIF, the subscriber under a RESP or the holder of a TFSA or RDSP, as the case may be, will be subject to a penalty tax if the securities are a “prohibited investment” within the meaning of the Tax Act for the RRSP, RRIF, RESP, RDSP or TFSA. The Unit Shares, Warrants and Warrant Shares will generally not be a “prohibited investment” for a trust governed by an RRSP, RRIF, RESP, RDSP or TFSA provided that the holder of the TFSA or RDSP, the subscriber under a RESP or annuitant of the RRSP or RRIF, as the case may be: (i) deals at arm’s length with the Corporation for the purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, the Unit Shares and Warrant Shares will generally not be a prohibited investment if such securities are “excluded property” (as defined in the Tax Act) for trusts governed by an RRSP, RRIF, RESP, RDSP or TFSA.

PROSPECTIVE PURCHASERS WHO INTEND TO HOLD UNIT SHARES, WARRANTS, OR WARRANT SHARES IN A REGISTERED PLAN SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THESE RULES IN THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Garfinkle Biderman LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters (collectively, “Counsel”), the following is, as at the date of this Prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to: (i) a purchaser (the “Initial Purchaser”) who acquires as beneficial owner pursuant to this Offering the Common Shares and Warrants which comprise the Units, and (ii) an Initial Purchaser who acquires Warrant Shares on the exercise of such Warrants (the Common Shares, the Warrants, and the Warrant Shares, collectively, the “Securities”), and who, for the purposes of the application of the Tax Act and at all relevant times: (a) deals at arm’s length with the Corporation and the Underwriters, (b) is not affiliated with the Corporation or the Underwriters, and (c) holds the Securities as capital property. The Securities will generally be capital property to an Initial Purchaser unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. An Initial Purchaser of Units meeting all such requirements is referred to as a “Holder” in this section of the Prospectus.

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This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii), an interest which would be a “tax shelter investment” as defined in the Tax Act, (iv) that has made a “functional currency” reporting election under the Tax Act, or (v) that has or will enter into a “derivative forward agreement” or “synthetic disposition arrangement”, as such terms are defined in the Tax Act, with respect to any Securities. Such Holders should consult their own tax advisors with respect to an investment in Units.

This summary is based upon the provisions of the Tax Act in force as of the date of this Prospectus and Counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal or any provincial, or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

THIS SUMMARY IS OF A GENERAL NATURE ONLY, IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN FEDERAL INCOME TAX CONSIDERATIONS AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Allocation of Offering Price

Holders will be required to allocate, on a reasonable basis, their cost of each Unit between the Unit Share and the one-half Warrant in order to determine their respective costs for purposes of the Tax Act.

For its purposes, the Corporation intends to allocate $0.44 to each Unit Share and $0.04 to the one-half Warrant forming part of each Unit. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA or the Holder.

The adjusted cost base to a Holder of each Unit Share comprising a part of a Unit acquired pursuant to the Offering will be determined by averaging the cost of such Unit Share with the adjusted cost base to such Holder of all other Common Shares (if any) held by the Holder as capital property immediately prior to the acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all Common Shares (if any) owned by the Holder as capital property immediately prior to such acquisition.

Expiry of Warrants

The expiry of an unexercised Warrant will generally result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. See the discussion below under the heading “Capital Gains and Capital Losses”.

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Resident Holders

The following section of this summary applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”). Certain Resident Holders whose Common Shares or Warrant Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Common Shares, Warrant Shares and every other “Canadian security” as defined in the Tax Act, held by such persons in the taxation year of the election and each subsequent taxation year to be capital property. This election will not apply to the Warrants. Resident Holders should consult their own tax advisors regarding this election.

Dividends on Common Shares

In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on the Common Shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced dividend tax credit in respect of “eligible dividends”, if any, so designated by the Corporation to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the Corporation’s ability to designate dividends as “eligible dividends”.

Dividends received or deemed to be received by a corporation that is a Resident Holder on the Common Shares must be included in computing the Resident Holder’s income but will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay an additional refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing taxable income.

Disposition of Securities

Upon a disposition or deemed disposition of a Unit Share, Warrant (other than on the exercise or expiry of such Warrant) or Warrant Share, a capital gain (or capital loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition are greater (or less) than the aggregate of the adjusted cost base of such security to the Resident Holder immediately before the disposition and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the treatment described below under “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include, in computing its income for a taxation year, one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in that year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

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Other Income Taxes

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may also be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains.

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual (other than certain specified trusts) may give rise to minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders that are individuals should consult their own advisors with respect to the application of the minimum tax.

Non-Resident Holders

The following section of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act, (i) is neither resident nor deemed to be resident in Canada, (ii) does not, and is not deemed to, use or hold the Securities in, or in the course of carrying on a business in Canada, and (iii) is not a person who carries on or is deemed to carry on an insurance business in Canada and elsewhere (a “Non-Resident Holder”). Such Non-Resident Holders should consult their own tax advisors.

Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Common Shares by the Corporation are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention. For example, under the Canada-United States Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty and is entitled to all of the benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of Corporation’s voting shares). Non-Resident Holders should consult their own tax advisors.

Disposition of Securities

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Security, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Security constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

Provided that Unit Shares and Warrant Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes Tier 1 and Tier 2 of the TSXV and the FSE) at the time of disposition, the Security generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Corporation, and (ii) at such time, more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) or an option, an interest or civil law right in such property, whether or not such property exists. Notwithstanding the foregoing, the Securities may also be deemed to be taxable Canadian property to a Non-Resident Holder under certain provisions of the Tax Act.

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Even if a Security is “taxable Canadian property” to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Security by virtue of an applicable income tax treaty or convention.

A Non-Resident Holder’s capital gain (or capital loss) in respect of a Security that constitutes or is deemed to constitute taxable Canadian property (and is not exempt from tax under an applicable income tax treaty or convention) will generally be computed in the manner described above under the subheading “Certain Canadian Federal Income Tax Considerations - Resident Holders – Disposition of Securities”.

NON-RESIDENT HOLDERS WHOSE SECURITIES ARE TAXABLE CANADIAN PROPERTY SHOULD CONSULT THEIR OWN TAX ADVISORS.

CERTAIN SECURITIES LAW MATTERS

Following the announcement of the Offering, Mr. Rahim Kanji, Mr. Vahan Ajamian, and Mr. Shimmy Posen, the Chief Financial Officer, the Vice President Capital Markets, and the Corporate Secretary of the Corporation, respectively (collectively, the “Participating Insiders”) expressed an intention to participate in the Offering and acquire up to an aggregate of 2,914,167 Units pursuant to the Offering. Each of the Participating Insiders would be purchasers included in the President’s List, and accordingly, the Underwriters’ Fee and the number of Broker Warrants shall be reduced to 3.0% in respect of the sale of Units to such Participating Insiders. See “Plan of Distribution”.

The participation of the Participating Insiders in the Offering would constitute a “related party transaction”, as such term is defined in MI 61-101, and absent an available exemption set forth in MI 61-101, such participation would require the Corporation to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction. However, the Corporation intends to rely on exemptions from the formal valuation and the minority shareholder approval requirements of MI 61-101, available to the Corporation under Section 5.5(b) and Section 5.7(1)(a) of MI 61-101, respectively, in each case on the basis that the fair market value of the Participating Insiders’ participation in the Offering is not anticipated to exceed 25% of the market capitalization of the Corporation, as determined in accordance with MI 61-101.

Neither the Corporation nor, to the knowledge of the Corporation after reasonable inquiry, any of the Participating Insiders, has knowledge of any material information concerning the Corporation or its securities that has not been generally disclosed in accordance with applicable Canadian securities laws.

RISK FACTORS

In this section of the Prospectus, unless the context requires otherwise, references to the “Corporation” include the Corporation and its subsidiaries, taken as a whole.

An investment in the securities of the Corporation (including, the Units) is speculative and is subject to a number of risks and uncertainties, including risks inherent in the industry in which the Corporation operates. In addition to the information set out below and the other information contained in this Prospectus, including in the section entitled “Cautionary Note Regarding Forward-Looking Information”, prospective purchasers should carefully consider the risk factors related to the Corporation’s business and operations set out in the documents incorporated by reference herein, as well as in Schedule “A” to Appendix “D” of the 2020 Meta Circular, which is specifically incorporated by reference in this Prospectus. The 2020 Meta Circular may be accessed on the Corporation’s issuer profile on SEDAR at www.sedar.com. Additionally, prospective purchasers should consider the risk factors and uncertainties set forth below.

The risks and uncertainties described below or incorporated by reference in this Prospectus are not the only risks and uncertainties faced by the Corporation. Additional risks and uncertainties that the Corporation is not aware of or focused on, or that the Corporation currently deems to be immaterial, may materialize and could have a Material Adverse Effect, could result in a decline in the trading price of the Common Shares, and could cause purchasers to lose all or part of their investment. There can be no assurance that the Corporation will successfully address any or all of these risks.

In the event that any one or more of these risks or uncertainties materialize, such occurrence could have a Material Adverse Effect, and could cause prospective purchasers to lose all or part of their investment.

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Risks Related to the Offering

Completion of the Offering

The completion of the Offering remains subject to a number of conditions. There can be no certainty that the Offering will be completed. Failure by the Corporation to satisfy all of the conditions precedent to the Offering would result in the Offering not being completed. If the Offering is not completed, the Corporation may not be able to raise the funds required for the purposes contemplated under “Use of Proceeds” from other sources on commercially reasonable terms or at all.

Discretion in the Use of Proceeds

Although the Corporation expects to use the proceeds from the Offering for the purposes contemplated under “Use of Proceeds”, Management will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditure. As a result, purchasers will be relying on the judgment of Management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering other than as described under the heading “Use of Proceeds” if they believe it would be in the Corporation’s best interest to do so and in ways that a purchaser may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.

Additional Financing

The continued development of the Corporation will require additional financing. There is no guarantee that the Corporation will be able to achieve its business objectives. The Corporation expects to fund its business objectives by way of additional offerings of equity and/or debt financing. The failure to raise or procure such additional funds could result in the delay or indefinite postponement of the Corporation’s current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Corporation. Specifically, due to the Corporation’s presence in the U.S. cannabis market and given the current laws regarding cannabis at the federal level in the U.S., traditional bank financing is typically not available to issuers engaged in the U.S. cannabis industry. The federal illegality of cannabis in the U.S. means that financial transactions involving proceeds generated by cannabis-related activities can form the basis for prosecution under several U.S. statutes, including money laundering statutes. As a result, the Corporation may not be able to secure financing on terms acceptable to it, or at all.

If additional funds are raised by offering equity securities or convertible debt, existing shareholders of the Corporation could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Corporation and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Corporation may require additional financing to fund its operations.

An Investment in Unit Shares or Warrants may result in the Loss of an Investor’s Entire Investment.

An investment in the Unit Shares or Warrants is speculative, involves a high degree of risk and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

No Market for the Warrants

The Corporation has applied to list the Warrants (including the Warrants underlying the Broker Warrant Units) on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. Accordingly, there is currently no market through which the Warrants may be sold and the Warrants may not be listed on any securities or stock exchange or automated dealer quotation system. As a result, the purchasers may not be able to resell the Warrants purchased under this Prospectus. This may affect pricing of the Warrants in the secondary market, the transparency and availability of trading prices and the liquidity of the Warrants. The Offering Price and the allocation thereof between the Unit Shares and the Warrants comprising the Units have been determined by negotiation between the Corporation and the Co-Lead Underwriters.

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Holders of Warrants have no Rights as Shareholders

Until a holder of Warrants acquires Warrant Shares upon exercise of such Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Warrants. Upon exercise of such Warrants, such holder will be entitled to exercise the rights of a holder of Common Shares only as to matters for which the record date occurs after the exercise date of such Warrants.

No Assurance of Future Liquidity for the Common Shares

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, or that the Corporation will continue to meet the listing requirements of the TSXV, the OTC, or the FSE, or achieve listing on any other public listing exchange.

Market Price Volatility

The market price at which the Common Shares will trade cannot be predicted. The market price of the Common Shares may be adversely affected by a variety of factors relating to the Business, including fluctuations in operating and financial results, as well as factors unrelated to the Corporation, such as developments in the global markets and economy, and the cannabis industry. In particular, the stock markets in general have recently experienced extreme volatility. This general market volatility may adversely affect the market price of the Common Shares and the liquidity of the Common Shares.

Sales by Existing Shareholders

Sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. If this occurs and continues, it could impair the Corporation’s ability to raise additional capital through the sale of securities.

Investment Eligibility

There can be no assurance that the Units will continue to be qualified investments under relevant Canadian tax laws for trusts governed by RRSPs, RRIFs, deferred profit sharing plans, RESPs, RDSPs and TFSAs. The Tax Act imposes penalties for the acquisition or holding of nonqualified or prohibited investments. See “Eligibility for Investment”.

Dividend Policy

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future. The declaration, timing, amount and payment of dividends are at the discretion of the Board and will depend upon the Corporation’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Corporation will declare a dividend on a quarterly, annual or other basis.

Risks Related to the Business of the Corporation

The following is a non-exhaustive list of certain specific and general risks that Management is aware of and believe to be material to, and could affect, the Business, and the results of operations, prospects and financial condition of the Corporation. These risks are in addition to the risk factors related to the Business described in the documents incorporated by reference in this Prospectus as well as the risk factors set out in Schedule “A” to Appendix “D” of the 2020 Meta Circular, which is specifically incorporated by reference in this Prospectus and accessible on the Corporation’s issuer profile on SEDAR at www.sedar.com.

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Cash Flow from Operations

As at July 31, 2020, the Corporation’s cash and unaudited net working capital balances were approximately $7,108,000 and negative $11,385,000, respectively. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, certain of the net proceeds from the Offering may be used to fund such negative cash flow from operating activities. If the Corporation experiences future negative cash flow, the Corporation may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Corporation will be able to generate positive cash flow from its operations, that additional capital or other types of financing will be available when needed, or that these financings will be on terms favourable to the Corporation. In addition, the Corporation expects to achieve positive cash flow from operating activities in future periods. However, this is based on certain assumptions and subject to significant risks.

Licenses and Permits

The ability of the Corporation to continue the Business is dependent on the good standing of various Authorizations from time to time possessed by the Corporation and adherence to all regulatory requirements related to such activities. The Corporation will incur ongoing costs and obligations related to regulatory compliance, and any failure to comply with the terms of such Authorizations, or to renew the Authorizations after their expiry dates, could have a Material Adverse Effect.

Although Management believes that the Corporation will meet the requirements of applicable laws for future extensions or renewals of the applicable Authorizations, there can be no assurance that applicable governmental entities will extend or renew the applicable Authorizations, or if extended or renewed, that they will be extended or renewed on the same or similar terms. In the event that the applicable governmental entities do not extend or renew the applicable Authorizations, or should they renew the applicable Authorizations on different terms, any such event or occurrence could have a Material Adverse Effect.

The Corporation remains committed to regulatory compliance. However, any failure to comply with applicable laws may result in additional costs for corrective measures, penalties, or restrictions on the operations of the Corporation. In addition, changes in applicable laws or other unanticipated events could require changes to the operations of the Corporation, increased compliance costs or give rise to material liabilities, which could have a Material Adverse Effect.

Changes in Laws

The Business is subject to a variety of applicable laws, including those relating to the marketing, acquisition, manufacturing, management, transportation, storage, sale, packaging and labeling, and disposal of cannabis and cannabis products. The Corporation is also subject to applicable laws relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As applicable laws pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Changes to applicable laws could have a Material Adverse Effect.

The legislative framework pertaining to the Canadian adult-use cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may also limit the Corporation’s ability to participate in such market.

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Risks Relating to Suppliers

Cannabis retailers are dependent on the supply of cannabis products from Licensed Producers. There can be no assurance that there will be a sufficient supply of cannabis available to the Corporation to purchase and to operate the Business or satisfy demand. Licensed Producers’ growing operations are dependent on a number of key inputs and their related costs, including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact Licensed Producers and, in turn, could have a Material Adverse Effect. Any inability of Licensed Producers to secure required supplies and services or to do so on appropriate terms could also have a Material Adverse Effect. The facilities of the Licensed Producers could be subject to adverse changes or developments, including but not limited to a breach of security, which could have a Material Adverse Effect. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada or other legal or regulatory requirements could also have an impact on the ability of Licensed Producers supplying the Corporation to continue operating under their Authorizations or the prospect of renewing their Authorizations or on the ability or willingness of the Corporation to sell product sourced from one or more Licensed Producers, which could have a Material Adverse Effect.

In addition to the foregoing, one or more of the risk factors contemplated in this Prospectus may also directly apply to, and impact, the business, operations and financial condition of the Licensed Producers supplying the Corporation, resulting in such Licensed Producers to experience operational slowdowns or other barriers to operations (including as a result of protective measures associated with COVID-19) which may affect the ability of the Corporation to obtain and sell product sourced from such Licensed Producer. In turn, such events could have an indirect Material Adverse Effect.

Third Party Relationships

From time to time, the Corporation may enter into strategic alliances with third parties that the Corporation believes will complement or augment its Business or will have a beneficial impact on the Corporation. Strategic alliances with third parties could present unforeseen integration obstacles or costs, may not enhance the Business, and may involve risks that could adversely affect the Corporation, including the risk that significant amounts of Management’s time may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the Corporation incurring additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Corporation’s existing strategic alliances will continue to achieve, the expected benefits to the Business or that the Corporation will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a Material Adverse Effect.

Reliance on Established Cannabis Retail Stores

The Retail Store Authorizations held by the Corporation are specific to individual cannabis retail stores. Any adverse changes or disruptions to the functionality, security and operation of the Corporation’s sites or any other form of non-compliance may place the Retail Store Authorizations held by the Corporation at risk, and have a Material Adverse Effect. As the Business continues to grow, any expansion to or update of the current operating cannabis retail stores of the Corporation, or the introduction of new cannabis retail stores, will require the approval of the applicable cannabis regulatory authority. There can be no guarantee that the applicable cannabis regulatory authority will approve any such expansions and/or renovations, which could have a Material Adverse Effect.

Failure or Significant Delays in Obtaining Regulatory Approvals

The ability of the Corporation to achieve its business objectives are contingent, in part, upon compliance with the regulatory requirements enacted by applicable governmental entities, including those imposed by applicable cannabis regulatory authorities, and obtaining and maintaining all Authorizations, where necessary. The Corporation cannot predict the time required to secure all appropriate Authorizations for the product offerings of the Corporation in place from time to time, or the extent of testing and documentation that may be required by governmental entities. The impact of regulatory compliance regimes and any delays in obtaining, or failure to obtain, the required Authorizations may significantly delay or impact the development of the business and operations of the Corporation. Non-compliance could also have a Material Adverse Effect.

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Regulatory or Agency Proceedings, Investigations and Audits

The Business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Corporation to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. The Corporation may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits and other contingencies could harm the Corporation’s reputation, require the Corporation to take, or refrain from taking, actions that could harm its operations or require the Corporation to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a Material Adverse Effect.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Corporation’s suppliers and sold by the Corporation are recalled due to an alleged product defect or for any other reason, the Corporation may be required to incur unexpected expenses relating to the recall and potentially any legal proceedings that might arise in connection with the recall. In addition, a product recall may require significant attention of, and time from, Management. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Corporation’s suppliers were subject to recall, the image of that product and the supplier, as well as the Corporation, could be negatively affected. A recall for any of the foregoing reasons could lead to decreased demand and could have a Material Adverse Effect. Additionally, product recalls may lead to increased scrutiny of the operations by governmental entities or other regulatory agencies, requiring further attention from Management and potential legal fees and other expenses which could also have a Material Adverse Effect.

Product Liability

As a seller of products designed to be ingested by humans, the Corporation faces an inherent risk of exposure to product liability claims, regulatory action and litigation if the products it sells are alleged to have caused significant loss or injury. In addition, the sale of cannabis and cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis and cannabis products alone or in combination with other medications or substances could also occur. The Corporation may be subject to various product liability claims, including that the products they sell caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Corporation could result in increased costs to the Corporation, could adversely affect the reputation of the Corporation with its clients and consumers generally and could have a Material Adverse Effect. There can be no assurance that the Corporation or its suppliers will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the products of the Corporation.

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Cannabis Prices

The revenues of the Corporation are in part derived from the sale and distribution of cannabis, as such, the profitability of the Corporation may be regarded as being directly related to the price of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to the growing operations of cannabis suppliers, as well other overhead costs such as electricity, water, and utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could have a Material Adverse Effect. Further, any inability to secure required supplies and services or to do so on favourable terms could have a Material Adverse Effect. This includes, among other things, changes in the selling price of cannabis and cannabis products set by the applicable province or territory. There is currently no established market price for cannabis and the price of cannabis is affected by numerous factors beyond the Corporation’s control. Any price decline could have a Material Adverse Effect.

The operations of the Corporation may be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry.

Epidemics and Pandemics (including COVID-19)

The Corporation faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and could have a Material Adverse Effect. In particular, the Corporation could be adversely impacted by the effects of COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). Since December 31, 2019, the outbreak of COVID-19 has led governments worldwide to enact emergency measures to combat the spread of the virus. These measures, which include, among other things, the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Such events may result in a period of business disruption, and in reduced operations, any of which could have a Material Adverse Effect.

As of the date of this Prospectus, the duration and the immediate and eventual impact of COVID-19 remains unknown. In particular, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation and its industry partners. To date, a number of businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. However, the exact extent to which COVID-19 impacts, or will impact, the Business and the market for the Common Shares, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat COVID-19 (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Business, including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, reduced access to supply, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Corporation’s control, which could have a Material Adverse Effect. There can be no assurance that the personnel of the Corporation will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs as a result of these health risks. In addition, COVID-19 represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have a Material Adverse Effect.

Public Corporation Consequences

The Corporation’s status as a reporting issuer may increase price volatility due to various factors, including the ability to buy or sell its Common Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the Common Shares. The increased price volatility could have a Material Adverse Effect.

In addition, as a reporting issuer, the Corporation and its business activities will be subject to the reporting requirements of applicable Canadian securities laws, and the listing requirements of the TSXV and such other stock exchanges on which its Common Shares may from time to time be listed. Compliance with such rules and regulations will increase the Corporation’s legal and financial costs making some activities more difficult, time consuming or costly and increase demand on its systems and resources.

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Market for Securities

There is currently no market through which the securities of the Corporation (other than the Common Shares and a limited number of Warrants) may be sold. This may affect the pricing of the securities of the Corporation in the secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation. There can be no assurance that an active trading market of securities of the Corporation, other than the Common Shares, will develop or, if developed, that any such market will be sustained.

Market Price of Securities

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced substantial volatility in the past, and recently, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors included macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Corporation’s securities (including the Common Shares) is also likely to be affected by the Corporation’s financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Corporation that may have an effect on the price of the Corporation’s securities include, but are not limited to, the following: the extent of analytical coverage available to investors concerning the Business may be limited if investment banks with research capabilities do not follow the Corporation’s securities, lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of the Corporation’s securities, and a substantial decline in the price of the Corporation’s securities that persists for a significant period of time could cause the Corporation’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Corporation’s securities at any given point in time may not accurately reflect the long-term value of the Corporation. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Competition

The Corporation faces, and will continue to face, intense competition from other companies, some of which can be expected to have longer operating histories and greater financial resources (including technical, marketing, and other resources compared to the Corporation). Such companies may be able to devote greater resources to the development, promotion, sale and support of their respective products and services. Such companies may also have more extensive customer bases and broader customer relationships, and may make it increasingly difficult for the Corporation to, among other things, enter into favorable business agreements, negotiate favourable prices, recruit or retain qualified employees, and acquire the capital necessary to fund capital investments by the Corporation.

In addition, Management estimates that, as of the date of this Prospectus, there may be currently hundreds of applications for Retail Store Authorizations being processed by applicable cannabis regulatory authorities. The number of Authorizations granted, and the number of retail cannabis store operators ultimately authorized by applicable cannabis regulatory authorities, could have an adverse impact on the ability of the Corporation to compete for market share in the cannabis market within various jurisdictions in Canada. The Corporation also faces competition from illegal cannabis dispensaries, engaged in the sale and distribution of cannabis to individuals without valid Authorizations.

Lastly, as the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors may be expected to increase significantly. Such increases may also be accompanied by shifts in market demand, and other factors that Management cannot currently anticipate, and which could potentially reduce the market for the products of the Corporation, and ultimately have a Material Adverse Effect.

In order to remain competitive in the evolving cannabis market, the Corporation will need to invest significantly in, among other things, research and development, market development, marketing, production expansion, new client identification, distribution channels, and client support. In the event that the Corporation is not successful in obtaining sufficient resources to invest in these areas, the ability of the Corporation to compete in the cannabis market may be adversely affected, which could have a Material Adverse Effect.

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Dependence on Key Personnel

The success of the Corporation is dependent upon the ability, expertise, judgment, discretion and good faith of Management as well as certain consultants (collectively, the “Key Personnel”). The future success of the Corporation depends on their continuing ability to attract, develop, motivate, and retain the Key Personnel. Qualified individuals for Key Personnel positions are in high demand, and the Corporation may incur significant costs to attract and retain them. The loss of the services of Key Personnel, or an inability to attract other suitably qualified persons when needed, could have a Material Adverse Effect on the ability of the Corporation to execute on its business plan and strategy, and the Corporation may be unable to find adequate replacements on a timely basis, or at all. While employment and consulting agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such individuals and consultants.

Conflicts of Interest

The Corporation may, from time to time, be subject to various potential conflicts of interest due to the fact that some of its officers, directors and consultants may be engaged in a range of outside business activities. The executive officers, directors and consultants of the Corporation may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Corporation. In some cases, the executive officers, directors and consultants of the Corporation may have fiduciary obligations associated with these outside business interests that interfere with their ability to devote time to the Business and that could have a Material Adverse Effect. These outside business interests could also require significant time and attention of the Corporation’s executive officers, directors and consultants.

In addition, the Corporation may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or companies with which the Corporation may be dealing, or which may be seeking investments similar to those desired by the Corporation. The interests of these persons could conflict with those of the Corporation. Further, from time to time, these persons may also be competing with the Corporation for available investment opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation.

Limited Operating History

The Corporation has a limited history of operations and is in the early stage of development as it attempts to create an infrastructure to capitalize on the opportunity for value creation in the cannabis industry. The Corporation is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. The limited operating history may also make it difficult for investors to evaluate the Corporation’s prospects for success. There is no assurance that the Corporation will be successful and the likelihood of success must be considered in light of its early stage of operations.

The Corporation may not be able to achieve or maintain profitability and may incur losses in the future. In addition, the Corporation is expected to increase its capital investments as it implements initiatives to grow the Business. If the Corporation’s revenues do not increase to offset these expected increases, the Corporation may not generate positive cash flow. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

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Fraudulent or Illegal Activity

The Corporation is exposed to the risk that its employees, independent contractors, consultants, service providers and licensors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on the Corporation’s behalf or in their services that violate (a) various applicable laws, including healthcare laws and regulations, (b) applicable laws that require the true, complete and accurate reporting of financial information or data, or (c) the terms of the Corporation’s agreements with third parties. Such misconduct could expose the Corporation to, among other things, class actions and other litigation, increased regulatory inspections and related sanctions, and lost sales and revenue or reputational damage.

The Corporation cannot always identify and prevent misconduct by its employees and other third parties, including third party service providers, and the precautions taken by the Corporation to detect and prevent this activity may not be effective in controlling unknown, unanticipated or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from such misconduct. If any such actions are instituted against the Corporation, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its Business, including the imposition of civil, criminal or administrative penalties, damages, monetary fines and contractual damages, reputational harm, diminished profits and future earnings or curtailment of its operations.

General Economic Risks

The operations of the Corporation could be affected by the economic context should interest rates, inflation or the unemployment level reach levels that influence consumer trends and spending and, consequently, impact the sales and profitability of the Corporation. Investors should further consider, among other factors, the prospects for success, of the Corporation, in light of the risks and uncertainties encountered by companies that, like the Corporation, are in their early stages. The Corporation may not be able to effectively or successfully address such risks and uncertainties or successfully implement operating strategies to mitigate the impact of such risks and uncertainties. In the event that the Corporation fails to do so, such failure could materially harm the Business and could result in a Material Adverse Effect.

Difficulty to Forecast

The Corporation relies, and will need to rely, largely on its own market research to forecast industry statistics as detailed forecasts are not generally obtainable, if obtainable at all, from other sources at this early stage of the adult-use cannabis industry. Failure in the demand for the adult-use cannabis products as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a Material Adverse Effect.

Management of Growth

To manage growth effectively and continue the sale and distribution of cannabis and cannabis products at the same pace as currently undertaken, or at all, the Corporation will need to continue to implement and improve its operational and financial systems and to expand, train and manage its larger employee base. The ability of the Corporation to manage growth effectively may be affected by a number of factors, including, among other things, non-performance by third party contractors and suppliers, increases in materials or labour costs, and labour disputes. The inability of the Corporation to manage or deal with growth could have a Material Adverse Effect.

Additional Capital

The continued development of the Business may require additional financing, and any failure to raise such capital could result in the delay or indefinite postponement of the current and future business strategy of the Corporation, or result in the Corporation ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders of the Corporation could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of the Common Shares.

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In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may increase the debt levels of the Corporation above industry standards and impact the ability of the Corporation to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for the Corporation to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that the Corporation would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.

Restrictions on Branding and Advertising

The success of the Corporation depends on the ability of the Corporation to attract and retain customers. applicable laws strictly regulate the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. As of the date of this Prospectus, applicable laws prohibit the use of testimonials and endorsements, depiction of people, characters and animals and the use of packaging that may be appealing to young people. Existing and future restrictions on the packaging, labelling, and the display of cannabis and cannabis products may adversely impact the ability of the Corporation to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This could ultimately have a Material Adverse Effect.

Acquisitions or Dispositions

Since its inception, the Corporation has completed a number of significant acquisitions. Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including (a) the risk that there could be a potential disruption of the Business, (b) the risk that the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected (including the risk that perceived synergies associated with such transactions may not eventuate or are less pronounced than originally expected), (c) the risk that the transactions will result in an increase in the scope and complexity of the operations of the Corporation which the Corporation may not be able to managed effectively, and (d) the risk of a loss or reduction of control over certain assets of the Corporation.

The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to the Corporation at the time of acquisition could have a Material Adverse Effect. A strategic transaction may also result in a significant change in the nature of the business, operations and strategy of the Corporation. In addition, the Corporation may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the existing operations of the Corporation.

Further, the Corporation intends to continue to seek viable market opportunities to grow the Business both organically and through acquisitions (such as the proposed acquisition of Smoke Cartel, described earlier in this Prospectus), dispositions, and other strategic transactions. Any inability, on the Corporation’s part, to successfully identify and/or execute on such transactions in a timely manner could have a Material Adverse Effect. In particular, the Corporation may, in pursuing such transactions, devote considerable resources and incur significant expenses (including on, among other things, conducting due diligence and negotiating the relevant agreements and instruments). In the event that a proposed acquisition or disposition is not completed on the terms and within the timelines anticipated, such expenses may reduce the profitability of the Corporation and could have a Material Adverse Effect.

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Holding Corporation Risk

The Corporation is a holding company. Essentially, all of the Corporation’s operating assets are the capital stock of its subsidiaries, and substantially all of the Business is conducted through its subsidiaries which are separate legal entities. Consequently, the Corporation’s cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of the Corporation’s subsidiaries and the distribution of those earnings to the Corporation. The ability of the Corporation to pay dividends and other distributions will depend on the operating results of its subsidiaries and will be subject to applicable laws (which require that certain solvency and capital standards be maintained by the Corporation) and applicable contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Corporation’s subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of such subsidiaries before any assets are made available for distribution to the Corporation.

Litigation

The Corporation may, from time to time, become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could have a Material Adverse Effect. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, can divert Management’s attention and resources and can cause the Corporation to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and the Corporation could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While the Corporation may have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation could have a Material Adverse Effect. Litigation may also create a negative perception of the Corporation. Any decision resulting from any such litigation could have a Material Adverse Effect.

Customer Acquisitions

The success of the Corporation depends, in part, on the ability of the Corporation to attract and retain customers. There are many factors which could impact the Corporation’s ability to attract and retain customers, including but not limited to the ability to continually source desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in the aggregate number of customers. Any failure to acquire and retain customers would have a Material Adverse Effect.

Leases

The Corporation may, from time to time, enter into lease agreements for locations in respect of which at the time of entering such agreement, the Corporation does not have a license or permit to sell cannabis and cannabis products. In the event the Corporation is unable to obtain Authorizations to sell cannabis and cannabis products at such locations in compliance with applicable laws, such leases may become a liability of the Corporation without a corresponding revenue stream. In the event that the Corporation is unable to obtain permits and/or licences at numerous locations for which the Corporation has or will have a lease obligation, this could have a Material Adverse Effect.

International Sales and Operations

The Corporation conducts a portion of the Business in foreign jurisdictions such as the United States, and the Netherlands, and is subject to regulatory compliance in the jurisdictions in which it operates from time to time. The sales operations of the Corporation in foreign jurisdictions are subject to various risks, including, but not limited to, exposure to currency fluctuations, political and economic instability, increased difficulty of administering business, and the need to comply with a wide variety of international and domestic laws and regulatory requirements. Further, there are a number of risks inherent in the Corporation’s international activities, including, but not limited to, unexpected changes in the governmental policies of Canada, the United States, or other foreign jurisdictions concerning the import and export of goods, services and technology and other regulatory requirements, tariffs and other trade barriers, costs and risks of localizing products for foreign languages, longer accounts receivable payment cycles, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, and difficulties supervising and managing local personnel. The financial stability of foreign markets could also affect the Corporation’s international sales. Such factors may have a Material Adverse Effect. In addition, international income may be subject to taxation by multiple jurisdictions, which could also have a Material Adverse Effect.

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Ancillary Business in the United States Cannabis Industry

The Corporation derives a portion of its revenues from the cannabis industry in certain States. The Corporation is not directly or indirectly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational or medical cannabis industry in the U.S., however, the Corporation may be considered to have ancillary involvement in the U.S. cannabis industry. Due to the current Business and any future opportunities, the Corporation may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Corporation may be subject to significant direct or indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Corporation’s ability to invest in the United States or any other jurisdiction, in addition to those described in this Prospectus.

Significant Risk of Enforcement of U.S. Federal Laws

There can be no assurance that the U.S. federal government will not seek to prosecute cases involving cannabis businesses, including those of the Corporation, notwithstanding compliance with the securities laws of the applicable state of the United States. Such proceedings could have a Material Adverse Effect.

Further, violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a Material Adverse Effect, including on its reputation and ability to conduct business, its ability to list its securities on stock exchanges, its financial position, its operating results, its profitability or liquidity or the value of its securities. In addition, the time of Management and advisors of the Corporation and resources that would be needed for the investigation of any such matters or their final resolution could be substantial.

Political and Other Risks Operating in Foreign Jurisdictions

The Corporation has operations in various foreign markets and may have operations in additional foreign and emerging markets in the future. Such operations expose the Corporation to the socioeconomic conditions as well as the laws governing the controlled substances industry in such foreign jurisdictions. Inherent risks with conducting foreign operations include, but are not limited to, high rates of inflation; fluctuations in currency exchange rates, military repression, war or civil unrest, social and labour unrest, organized crime, terrorism, violent crime, expropriation and nationalization, renegotiation or nullification of existing Authorizations, changes in taxation policies, restrictions on foreign exchange and repatriation, and changes political norms, currency controls and governmental regulations that favour or require the Corporation to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon by Garfinkle Biderman LLP on behalf of the Corporation and Stikeman Elliott LLP on behalf of the Underwriters. Except as described below, as at the date of this Prospectus, the partners and associates of each of Garfinkle Biderman LLP and Stikeman Elliott LLP who participated in or were in a position to directly influence the preparation of the opinions of their respective firms, each of the aforementioned partnerships (and their partners, associates and employees) beneficially own, directly or indirectly, less than 1.0% of the outstanding Common Shares and warrants, and such groups respectively each own less than 1.0% of the outstanding securities of any associate or affiliate of the Corporation.

As at the date of this Prospectus, Shimmy Posen, a partner at Garfinkle Biderman LLP, holds 1,063,829 High Tide Shares.

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RELATIONSHIP WITH THE UNDERWRITERS

ATB, one of the Co-Lead Underwriters, provided various customary financial advisory services and research coverage to and for the Corporation in connection with the Arrangement. Echelon, one of the Co-Lead Underwriters, also provided various customary financial advisory services and research coverage to and for Meta Growth, in connection with the Arrangement but prior to Meta Growth becoming a wholly-owned subsidiary of the Corporation. Meta Growth is a “related issuer” of the Corporation within the meaning of NI 33-105. As a result of the foregoing relationships, the Corporation may be considered a “connected issuer” of ATB and Echelon within the meaning of NI 33-105 for the purposes of applicable Canadian securities laws.

The decision to distribute the Units pursuant to this Prospectus, and the terms of this Offering, were negotiated at arm’s length between the Corporation and the Co-Lead Underwriters. Neither ATB not Echelon will receive any benefit in connection with the Offering, other than the Underwriters’ Fee and the Broker Warrants. The decision to make any distribution of Units pursuant to the Offering and the determination of the terms of the Offering from time to time will be made through negotiation between the Corporation and the Underwriters. No bank or other person has had or will have any involvement in such decision or determination.

Each of ATB and Echelon, and/or their respective affiliates may have, from time to time performed or provided, and may in the future perform or provide, various financial advisory and commercial and investment banking services for the Corporation and/or its subsidiaries, for which such persons may have received, and in the future may receive, customary compensation and expense reimbursement in line with prevailing industry practices.

PROMOTERS

Other than as described below, no person or company has been a promoter of the Corporation during the two years immediately preceding the date of this Prospectus.

Mr. Raj Grover, the President, Chief Executive Officer, and a director of High Tide, took the initiative of founding and organizing High Tide and its business and operations, including the business and operations of certain of its subsidiaries, such as RGR Canada Inc., Smoker’s Corner Ltd., Canna Cabana Inc., and KushBar. Accordingly, Mr. Grover may be considered a promoter of the Corporation within the meaning of applicable Canadian securities Laws. For a description of the voting and equity securities of the Corporation held by Mr. Grover, all compensation received by Mr. Grover during the two most recently completed financial years of the Corporation ended October 31, 2019 and 2018, and certain disclosure required under applicable Canadian securities laws in respect of bankruptcies, cease trade orders, and other penalties or sanctions, please see Appendix “D” of the 2020 Meta Circular, which is specifically incorporated by reference in this Prospectus, and accessible on the Corporation’s issuer profile on SEDAR at www.sedar.com.

INTEREST OF EXPERTS

The following are the names of each person or company who has prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

●	Garfinkle Biderman LLP, counsel to the Corporation, has passed upon, or provided its opinion on, certain legal matters contained in this Prospectus.

●	Stikeman Elliott LLP, counsel to the Underwriters, has passed upon, or provided its opinion on, certain legal matters contained in this Prospectus.

Based on information provided by the relevant persons or companies, and except as otherwise disclosed in this Prospectus, none of the persons or companies referred to above has received or will receive any direct or indirect interests in the Corporation’s property or the property of an associated party or an affiliate of the Corporation or have any beneficial ownership, direct or indirect, of the Corporation’s securities or of an associated party or an affiliate of the Corporation.

Except as described under “Legal Matters”, the Corporation understands that, after reasonable inquiry and as at the date hereof, the experts listed above as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

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MNP LLP, the auditors of Meta Growth prepared the audited consolidated annual financial statements of Old Meta Growth and related notes thereto, as of and for the years ended August 31, 2020 and 2019, attached as Schedule “A” to the Meta Growth BAR, which has been incorporated by reference in this Prospectus. MNP LLP have advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

MNP LLP, the former auditors of the Corporation, prepared the Audited Financial Statements, and were, at the relevant time, independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

The current auditors of the Corporation are Ernst & Young LLP, who have advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

See also “Legal Matters”.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies of rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. Purchasers should refer to any applicable provisions of the securities legislation of their province for the particulars of these rights or consult with a legal advisor.

In an offering of warrants (including the Warrants comprising part of the Units), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in a prospectus is limited, in certain provincial securities legislation, to the price at which the warrants are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon the exercise of the warrants, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

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CERTIFICATE OF THE CORPORATION

Dated: February 5, 2021

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces and Territories of Canada, other Québec.

Harkirat (Raj) Grover	Rahim Kanji
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

Arthur Kwan	Nitin Kaushal
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: February 5, 2021

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered in this short form prospectus as required by the securities legislation of each of the Provinces and Territories of Canada, other than Québec.

ATB CAPITAL MARKETS INC.	ECHELON WEALTH PARTNERS INC.

Adam Carlson	Peter Graham
Managing Director	Managing Director

BEACON SECURITIES LIMITED	DESJARDINS SECURITIES INC.

Mario Maruzzo	William Tebbutt
Managing Director	Managing Director

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CERTIFICATE OF THE PROMOTER

Dated: February 5, 2021

To the best of my knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered in this short form prospectus as required by the securities legislation of each of the Provinces and Territories of Canada, other than Québec.

Harkirat (Raj) Grover

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